As filed with the Securities and Exchange Commission on July 1, 2002
                                                      Registration No. 333-88179

                       Securities and Exchange Commission
                              Washington, DC 20549
                      -------------------------------------
                                 Amendment No. 4
                                       to
                                    FORM SB-1



                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                        International Test Systems, Inc.
                        --------------------------------
                 (Name of small business issuer in its charter)

           Delaware                       4214                   74-29581956
-------------------------------      ---------------        --------------------
(State or other jurisdiction of      (Primary North           (IRS Employer
incorporation or organization)       American Industry       Identification No.)
                                     Classification
                                     System Code Number)

     16161 College Oak, Suite 101, San Antonio, Texas 78249; (210) 408-6019
     ----------------------------------------------------------------------
          (Address and telephone number of principal executive offices)

Carey Birmingham, President           With Copies to:
16161 College Oak, Suite 101          David Loev, Esq.
San Antonio, TX 78249                 Vanderkam & Sanders, 440 Louisiana, #475
(210) 408-6019                        Houston, TX 77002; (713) 547-8900


            (Name, address and telephone number of agent for service)

            Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this registration statement.

            If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration statement of the earlier effective registration statement for the same offering. |_|

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

            If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

            If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

                                                                           Proposed
                                                    Proposed Maximum        Maximum      Amount of
     Title of Each Class of          Amount to be  Offering Price Per      Aggregate   Registration
     Shares to be Registered          Registered         Share          Offering Price      Fee
     ------------------------        ------------  ------------------   -------------- -------------

Common Shares                          1,250,000            .40(1)          500,000         46.00
Class A Warrants                       1,250,000            .10             125,000        11..50
Class B Warrants                       1,250,000            .10             125,000         11.50
Common Stock  underlying  Class A
warrants                               1,250,000           2.50           3,125,000        287.50
Common Stock  underlying  Class B
warrants                               1,250,000           4.50           5,625,000        517.50
Total                                  6,250,000                         $9,500,000       $874.00


(1)  There is no current market value for the securities.

(2) Estimated solely for purposes of calculating the registration fee based on Rule 457(f)(2).

            The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Disclosure alternate used (check one): Alternate 1 [ X ]
Alternate 2 [   ]

                             Initial Public Offering

                                   Prospectus

                              Subject to Completion

                   Preliminary Prospectus dated July 1, 2002

                        International Test Systems, Inc.

     This registration statement relates to the offer and sale of up to 1,250,000 shares of common stock @ $.40 per share, 1,250,000 class A warrants @ $.10 per warrant with an exercise price of $2.50 per share and 1,250,000 class B warrants @ $.10 per warrant with an exercise price of $4.50 per share of International Test Systems, Inc. There is a minimum gross offering of $125,000 in sales of any combination of our common stock and warrants. There is a maximum gross offering of $750,000 prior to warrant exercises.

     We are offering these shares through Public Securities, Inc. on a "best efforts" basis. We will pay Public Securities, Inc. 10% commissions on all stock and warrant sales that they make. In addition, we have an arrangement with Public Securities, Inc. providing them the option to purchase an amount equal to 10% of the shares of our common stock sold in this offering.

     An investor may purchase either shares of our common stock, class A redeemable warrants, or class B redeemable warrants. We must sell a combination of these securities in an amount equal to $125,000 within 12 months from the effective date of this prospectus in order for the offering to be continued. Amounts received will be escrowed and promptly returned, without interest accrued or fees charged, if this threshold is not reached. This offering will extend for a period of one year from the date of this prospectus unless extended for an additional one-year period.

     Information contained herein is subject to completion or amendment. The registration statement relating to the securities has been filed with the Securities and Exchange Commission. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

            THIS IS OUR INITIAL PUBLIC OFFERING, AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES. OUR SECURITIES ARE NOT LISTED ON ANY NATIONAL SECURITIES EXCHANGE OR ON THE NASDAQ STOCK MARKET. THIS OFFERING INVOLVES A SIGNIFICANT DEGREE OF RISK AND PROSPECTIVE INVESTORS NEED TO READ THE SECTION CALLED "RISK FACTORS" IN THIS PROSPECTUS WHICH BEGINS ON PAGE 9.

            NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION, HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        International Test Systems, Inc.
                                Table Of Contents
   Prospectus Summary                                                          6
   Risk Factors                                                                9
   Plan Of Distribution                                                       10
   Use Of Proceeds                                                            15
   Dilution                                                                   18

   Capitalization                                                             20

   Business Of The Company                                                    21


   Management's Discussion And Analysis Of Financial
   Condition And Results Of Operations For The Period                         34

   Directors, Officers And Key Personnel Of The Company                       38


   Security Ownership Of Certain Beneficial Owners And
   Management                                                                 40

   Selling Shareholders                                                       42
   Certain Transactions                                                       42

   Description Of The Securities                                              44
   Interests Of Named Experts And Counsel                                     48
   Legal Proceedings                                                          48

   Federal Tax Aspects                                                        48

   Certain Provisions Of Our Articles And By Laws                             49

                               Prospectus Summary

     The following summary highlights material information found in more detail elsewhere in this prospectus. As such, before you decide to buy our common stock, in addition to the following summary, you are urged to read the entire prospectus carefully, especially the risks of investing in our common stock as discussed under "Risk Factors".

The Company

     International Test Systems, Inc. was originally incorporated in Texas on October 1, 1996. This Texas corporation was dissolved in September 1999 and reincorporated in Delaware on September 20, 1999 with all of the same assets and liabilities and substantially identical ownership. Pensar Technologies, LLC was formed as a Texas Limited Liability Company on May 5, 1995. On May 1, 2002, International Test Systems, Inc. entered into an asset purchase agreement with Pensar whereby International Test Systems acquired all of the assets and liabilities of Pensar in consideration for 300,000 shares of International Test Systems' common stock, the assumption by International Test Systems of Pensar liabilities in the amount of $28,832, and the forgiveness of commissions owed by Pensar to International Test Systems in the amount of $10,438. Both International Test Systems and Pensar are entities under common control and the combined financial statements are presented as if both companies have been a single entity since inception. References in this document to "International Test Systems", "Pensar Technologies, LLC", "company", "we", "our" and "us" refer to International Test Systems, Inc., a Delaware corporation.

     We are a development stage company and have no substantial operations to date. We intend to market, sell and distribute a family of hardware and software products used to test and troubleshoot components on printed circuit boards. Our telephone number is (210) 408-6019 and our e-mail address is its@itestsystems.com.

The Offering

Securities offered                             1,250,000,000 shares of common stock,
                                           1,250,000 Class A Warrants, and 1,250,000
                                                                    Class B Warrants
Shares of common stock
Outstanding Before Offering                                                2,150,000

Shares of common stock
Outstanding after offering
(assuming sale Of all shares
offered)                                                                   3,400,000


Use of Proceeds                                       General and corporate purposes
                                                      including product advertising
                                                      and marketing, offering costs,
                                                      general and administrative
                                                      expenses and debt reduction.

Lack of Market for Corporate Securities               There is currently no market for
                                                      International Test Systems securities
                                                      and there can be no assurance that
                                                      a market will develop.  In the
                                                      event a market develops, it is likely
                                                      to be illiquid or sporadic.


                          Summary Financial Information

The summary financial information presented below is derived from our audited financial statements for the year ended December 31, 2001 and December 31, 2000 and our unaudited financial statements for the period from January 1, 2002 through March 31, 2002.

Statement of Operation Data:
                                            Year Ended           Year Ended
                                         December 31, 2001    December 31, 2000
Revenues                                   $   12,907             $ 55,582
Cost of Sales                                   7,709               36,383
General and Administrative Expenses
            Paid in Cash                       85,085               82,870
            Paid in Stock                      39,850                7,500

Net Loss                                    $(133,682)            $(83,245)

BALANCE SHEET DATA:                      December 31, 2001    March 31, 2002
Working Capital                              $(22,605)            $(26,481)
Long-Term Debt                                  1,818                1,600
Additional Paid in Capital                    810,260              816,260
Accumulated Deficit                          (828,501)            (850,680)
Total Stockholders' Equity (deficit)         $(16,091)            $(32,270)

                                  Risk Factors

            You should carefully consider the following risk factors and other information in this prospectus before deciding to become a holder of our common stock. If any of the following risks actually occurs, our business and financial results could be negatively affected to a significant extent.

            We will need additional financing and current funds are insufficient to finance our operations and plans for growth. We could be required to cut back or stop operations if we are unable to raise or obtain needed funding.

            Our ability to continue operations will depend on our positive cash flow, if any, from future operations and on our ability to raise funds through equity or debt financing. We do not know if we will be able to raise additional funding or if such funding will be available on favorable terms. We could be required to cut back or stop operations if we are unable to raise or obtain such funding.

            As of December 31, 2001 and March 31, 2002, our company had negative working capital of $22,605 and $26,481, respectively. We have a history of losses and if we do not achieve profitability, we may not be able to continue our business in the future. As of March 31, 2002, we had a retained deficit of $(850,680).

            We anticipate incurring additional losses until we can successfully market and distribute products, develop new technologies and produce commercially viable future products and/or enter into successful strategic ventures with other entities.

            We are a development stage company with limited operating history; we have no history of profits and our future profitability remains uncertain. Our future success will be materially dependent upon our raising capital to fund our ongoing operations and to position ourselves so as to be capable of exploiting market opportunities. We expect that losses will continue for the near future, and there is no certainty we will become profitable. As a new enterprise, we could be subject to risks we have not anticipated.

            Our technology is substantially untested in the marketplace; which could result in unanticipated capital expenditures and delays in achieving marketing success in the event product improvements or upgrades are required.

            While we have sold some of our products, many standards in the industry might define the products as in the prototype stage of development. Although we believe the products have been market-tested, there are many aspects of a complex technology which may require additional upgrades, changes or improvements, calling for additional capital in the future. We may be required to fund such upgrades, changes or improvements out of operating income or proceeds from this offering. If product improvements are required, success in marketing these products and achieving profitability could be delayed or halted.

            Upon redemption of warrants, the holders would forfeit all rights there under except the rights to receive $0.01 per share and to exercise the warrants during the 30-day notice period.

            The warrants are subject to redemption by the company anytime on 30 days written notice at a redemption price of $.01 per warrant, provided that the trading price of the underlying common stock is at least 150% of the then current per share exercise price for 20 or more consecutive trading days. Upon notice of redemption, holders of the warrants will forfeit all rights there under except the rights to receive the $0.01 per share redemption price and to exercise them during the relevant 30-day notice period.

            This prospectus contains all of the representations by our company concerning this offering, and no person shall make different or broader statements than those contained herein, investors are cautioned not to rely upon any information not expressly set forth in this offering.

            Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this prospectus potential investors should keep in mind other possible risks that could be important.

Plan Of Distribution

            We are seeking to raise a minimum offering amount of $125,000 and a maximum offering amount of $750,000, without the exercise of any warrants, through the sale of up to 1,250,000 shares of common stock @ $.40 per share, 1,250,000 class A warrants @ $.10 per warrant with an exercise price of $2.50 per share and 1,250,000 class B warrants @ $.10 per warrant with an exercise price of $4.00 per share. The public offering price of our securities will not change until completion of the public offering distribution. No public market currently exists for shares for International Test Systems common stock. We intend to apply to have our shares traded on the OTC Bulletin Board as soon as practicable and upon our registration statement becoming effective.

            Our offering will be sold on a first come, first served basis by Public Securities, Inc. We have entered into an underwriting agreement with Public Securities setting forth the terms of our agreement with them. Pursuant to this agreement, we will pay them commissions of 10% of shares and warrants sold for a total of $75,000 for the maximum offering or $12,500 for the minimum offering. In addition, we will pay Public Securities, Inc. an unaccountable expense not to exceed $5,000. We have agreed to sell Public Securities an option to purchase up to an aggregate of 125,000 shares and up to 125,000 warrants. The options will be issued for the shares and warrants at the rate of one underwriter's purchase option for every ten of the respective securities sold in this offering. The securities issuable upon exercise of the purchase option are identical to those offered by this prospectus except that the securities issued pursuant to the purchase option expire five years from the date of this prospectus. The securities purchase option is exercisable at 140% of the offering price of the share or warrant or $.56 per share and $.14 per warrant, as the case may be, commencing one year from the date of this prospectus and expiring five years from the date of this prospectus. The securities purchase option may not be transferred, sold, assigned or hypothecated during the one-year period following the date of this prospectus, except to underwriters and selected dealers and to officers and partners of the underwriters or the selected dealers. The securities purchase option grants to holders demand and "piggy back" registration rights for periods of five years from the date of this prospectus with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the purchase option. The exercise price and amounts issuable upon exercise of the securities purchase option may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the purchase option will not be adjusted for issuances of common stock at a price below its exercise price. Our company has agreed to indemnify Public Securities against liabilities under the securities laws. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                 Public Securities, Inc., located at 300 North Argonne Road, Suite 202, Spokane, Washington 99212, (509) 892-5590, was established in 1986. It operates as a full service broker-dealer and is a member of the NASD and SIPC. Public Securities specializes in market making and initiating quotations on untraded companies. There is no assurance that Public Securities will make a market in the Company's securities. If additional information is desired regarding Public Securities, Inc., please feel free to inquire through the NASD Regulation website, www.nasdr.com. Information regarding the disciplinary history of securities firms and their registered representatives is available through this site.

            We have established a minimum offering amount of $125,000 from the sale of our common stock and warrants. We will promptly deposit all investor money pending sale of the minimum offering amount into an escrow account with our escrow agent, David M. Loev, Esq., Vanderkam & Sanders, 440 Louisiana, #475, Houston, TX 77002, (713) 547-8900. In the event the minimum offering amount is not raised within one year from the effective date of this offering, we will promptly return all investor money with out any interest accrued or penalties assessed. Upon receipt of the minimum amount, each subscription for securities in this offering that is accepted by us will be credited immediately to our company cash accounts, and such funds may be spent by us at our discretion, without any waiting period or other contingency.

          We will sell our securities in the following states:

         Colorado
         Connecticut
         Illinois
         New Jersey
         New York
         Texas
         Washington D.C.

            No person or group has made any commitment to purchase any or all of the securities. We cannot state at this point how many of the securities will be sold. Insiders and affiliates will not purchase securities in order to reach the minimum but anticipate purchasing our securities after we raise the minimum offering amount.

            We reserve the right to reject any subscription in full or in part, and to terminate the offering at any time.

            No person, individual or group has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus and, if given or made, such information or representation must not be relied on as having been authorized by us or our officers. This prospectus is not an offer to sell, or a solicitation of an offer to buy, any of the securities it offers to any person in any jurisdiction in which that offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that the information in this prospectus is correct as of any date later than the date of this prospectus.

            The securities may only be offered, sold or traded in those states where the offering and/or securities have been registered, or where there is an exemption from registration.

            Purchasers of securities, either in this offering or in any subsequent trading market which may develop, must be residents of states in which the securities are registered or exempt from registration. Some of the exemptions are self-executing, that is to say that there are no notice or filing requirements, and compliance with the conditions of the exemption render the exemption applicable.

            If all of the securities we are offering are sold, we will have outstanding 3,400,000 shares of common stock prior to exercise of any of the warrants we are offering. The shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our "affiliates", which may be sold only while this registration statement or another registration statement covering resales by those affiliates is effective, or in accordance with Rule 144 or private sales exemptions. An affiliate is a person controlling, controlled by or under common control with our company.

            The holders of our class A and class B redeemable warrants, the holders of the common stock issuable upon exercise of those warrants and any of the pledgees, assignees and successors-in-interest of such holders may, from time to time, sell any or all of their securities on any stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. The holders of those securities may use any one or more of the following methods when selling them:

       o   ordinary   brokerage   transactions  and  transactions
           in which the broker-dealer solicits purchasers;

       o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

       o   purchases  by  a   broker-dealer   as  principal   and
           resale by the broker-dealer for its account;

       o   an  exchange   distribution  in  accordance  with  the
           rules of the applicable exchange;

       o   privately negotiated transactions;

       o   short sales;

       o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

       o   a combination of any such methods of sale.

            The holders of our common stock, may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. They may also engage in short sales against the box, puts and calls and other transactions in securities of our company or derivatives of our securities and may sell or deliver shares in connection with these trades. The holders of the shares of common stock being offered pursuant to this prospectus also may pledge their securities to their brokers under the margin provisions of customer agreements.

            Broker-dealers engaged by the holders of our common stock and our class A and class B redeemable warrants may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from those security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.

            The holders of our common stock and our class A and class B redeemable warrants and any broker-dealers or agents that are involved in selling those holders' securities may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

            We will pay all fees and expenses incident to the registration of the securities offered pursuant to this prospectus, except any fees and disbursements of counsel to the holders of such securities and any brokerage commissions and other selling expenses incurred by those holders in connection with the sale of their securities.

            At any time a particular offer of the securities is made, a revised prospectus or prospectus supplement, if required, will be distributed which will contain the amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the holders, selling securities and any discounts, commissions or concessions allowed or reallowed or paid to dealers. A prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the U.S. Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the securities.

            The holders of our common stock and our class A and class B redeemable warrants and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, Regulation M, which may limit the timing of purchases and sales of any of the common stock by you and any other such person. Furthermore, under Regulation M under the Exchange Act, any person engaged in the distribution of the common stock may not simultaneously engage in market-making activities with respect to the particular common stock being distributed for certain periods prior to the commencement of or during such distribution. All of the above may affect the marketability of the securities and the availability of any person or entity to engage in market- making activities with respect to the common stock.

            We do not intend to engage in any distribution efforts on behalf of any of the holders of our common stock and our class A and class B redeemable warrants other than providing for registration of the securities registered for sale with the U.S. Securities and Exchange Commission. We do not intend to solicit or otherwise induce any security holder to exercise their class A or class B redeemable warrants.

Determination Of The Offering Price

            Prior to this offering, there has been no market for the common stock and/or warrants of the company, and, as a development stage company, we have essentially had no substantial business operations to date. The offering price has been determined arbitrarily by our board of directors.

            For the year ended December 31, 2000 and for the year ended December 31, 2001, losses were ($83,245) and ($133,682), respectively with a net loss per share of $(0.04) and $(0.06), respectively.

            Our proforma net negative tangible book value as of December 31, 2001 was $(16,091) or $(.01) per share. Our proforma net negative tangible book value as of March 31, 2002 was $(32,270) or $(0.02) per share.

            Our proforma net tangible book value as of March 31, 2002 based upon the number of shares outstanding after this maximum offering if all securities are sold will be $600,480 or $.18 per share.


            The percentage of outstanding shares the investors in the offering will have if the maximum is sold and if the minimum is sold as well as if the warrants are exercised is set forth as follows:

         % if Minimum          % if Maximum Offering     % if Maximum Offering
        Offering Amount             Sold and No           Amount Sold and all
             Sold               Warrants Exercised        Warrants Exercised

              13%                      37%                        64%

Management is implicitly attributing a value of $37,980 to our company in the event the minimum is sold and $600,480 if the maximum is sold.

Use Of Proceeds

            The net proceeds of the offering, excluding warrant exercises, are approximately $125,000 if the minimum offering is sold and $750,000 if the maximum offering is sold. We expect all of our organizational expenses will be paid prior to the effective date of this prospectus, as well as the majority of offering expenses, including legal, accounting and other professional fees. We are offering the securities through Public Securities, Inc., as well as our officers and directors. We will pay Public Securities, Inc. a commission of 10% on all stock and warrant sales made via Public Securities. No commissions or other compensation will be paid to our officers and directors in connection with this offering. We will receive proceeds from the exercise of the warrants, if any warrants are exercised. We presently intend to use the net proceeds as follows:

Description                              $125,000 (1)    Percent      $500,000      Percent     $750,000 (2)   Percent
Advertising and Direct Marketing:
     Corporate
                                                  -          -          25,000         5%          46,500          6%
     Product                                 10,000         8%         110,000        22%         167,250         22%
Consulting and Outsourcing Fees,
Wages and Salaries:
     Portion of President's salary           45,000        36%          45,000         9%          45,000          6%
     Marketing Executive                          -          -          48,000        10%          60,000          8%
     Marketing  and Sales Support &               -          -          37,500         8%          60,000          8%
Outside Commissions
Administrative Support                        3,000         2%          21,500         4%          24,000          3%
Benefits and Insurance                            -         -%         20,250.         4%       33,000.00          4%
General Corporate & Working Capital:
    Secondary Market Program
                                              3,000         2%          26,000         5%          37,500          5%
     Investor  Relations                      2,000         2%          24,000         5%          25,750          3%
     New Product R&D                              -          -           5,000         1%          16,000          2%
     Inventory Purchases                          -          -           3,000         1%           8,000          1%
     Office Expenses & Rental                 2,750         2%          12,500         3%          37,500          5%
     Personnel Retention
and                 Training                      -          -          10,000         2%          32,250          4%
Debt Reduction                                5,000         4%          20,000         4%          40,000          5%
Offering Costs                               42,250        34%          42,250         8%          42,250          6%
Commissions                                  12,500        10%          50,000        10%          75,000         10%
Total                                       125,000       100%         500,000       100%         750,000        100%

(1) Assumes sale of 312,500 shares, but may result from sale of less shares with the sale of warrants.
(2) Assumes the sale of 1,250,000 shares, 1,250,000 Class A warrants, and 1,250,000 Class B warrants.

            Both the minimum and the maximum proceeds from this offering are expected to satisfy our cash requirements for the next 12 months. However, if only the minimum is raised, we will implement a modified growth plan. This will result in slower development and introduction of new products, as well as a more limited sales and acquisition plan. If only the minimum offering amount is raised, we may reduce our planned operations, raise additional equity capital through either a private placement exemption or a registered public offering and/or may incur short or long-term debt, as needed. However, we cannot assure you that we will be able to raise additional funds on favorable terms, if at all. Some expenses, such as marketing expenses and salaries, contemplate spending with and without a third party distributor.

            We are not in default on, nor in breach of, any loan, note, lease or any other obligation or indebtedness. We are not subject to any unsatisfied judgments, liens or settlement obligations. We have no significant amount of trade payables that have not been paid within the stated trade term. While we do anticipate cash flow problems in the event this offering is unsuccessful, we have scaled back operations and have deferred growth until we receive a capital infusion.

            The foregoing represents our present intentions and best estimate of the allocation of the net proceeds of the sale of the securities offered in this offering based on our contemplated operations, our business plan, and current industry conditions. However, no assurance can be given that unforeseen events or changed business or industry conditions will not result in the application of the proceeds of this offering in a manner other than as described herein. Consequently, future events, including changes in our business plans, economic, competitive or industry conditions, may make shifts in the allocation of funds necessary or desirable.

            Until we use the net proceeds for a particular purpose, we will invest them in short-term interest bearing securities, which may be investment grade securities, money market funds, certificates of deposit, or direct or guaranteed obligations of the United States government.

Dilution

            The following table shows, on a pro forma basis determined as of March 31, 2002, the difference between existing stockholders and new investors purchasing securities in this offering.

Raise of Minimum  Offering  Amount of  $125,000  Assuming  312,500  Shares
Purchased

                                       Percent of         Percent
                            Number    Total Amount     Amount Raised     Total
                           --------   -------------    -------------    -------

Present stockholders     2,150,000(1)      87.3%        $ 173,469        58.1%
New stockholders           312,500         12.7%          125,000        41.9%
                        ------------     --------        ---------      -------
Total                    2,462,500        100.0%         $298,469       100.0%
                        ============     ========        =========      =======

Raise of Maximum Offering Amount of $750,000 Assuming 1,250,000 Shares Purchased

                                     Percent of         Percent
                        Number       Total Amount     Amount Raised    Total
                       --------      -------------    -------------   --------
Present stockholders    2,150,000        63.2%         $ 173,469        18.%
New stockholders        1,250,000        36.8%           750,000        81.9%
                        ---------       ------          --------       ------
Total                   3,400,000       100.0%          $923,469       100.0%
                        =========       ======          ========       ======


Raise of Maximum Offering Amount and Exercise of All Warrants $8,750,000 raised and 3,750,000 purchased and converted

                                       Percent of         Percent
                        Number         Total Amount     Amount Raised      Total
                        -------        -------------    --------------    ------

Present stockholders    2,150,000          36.4%          $ 173,469          2%
New stockholders        3,750,000          63.6%          9,500,000         98%
                        ---------              -          ---------       ------
Total                   5,900,000         100.0%          9,673,469      100.0%

            On March 31, 2002, we had negative net tangible book value of $(32,270), or ($0.02) per share, based on the proforma 2,150,000 shares outstanding stock owned by our shareholders. The net tangible book value per share is equal to the company's total tangible assets, less our total liabilities, and divided by our total number of shares of common stock outstanding. After giving effect to the maximum sale of the common stock and associated warrants at the public offering price of $0.40 per share and $0.10 per warrant less the associated offering costs, the application of the estimated net offering proceeds including commissions, our pro forma net tangible book value, as of March 31, 2002, would have been $600,480 or $.18 per share. This represents an immediate increase in net tangible book value of $.20 per share to existing stockholders, and an immediate dilution of $.22 per share to new investors purchasing shares in this offering. Without the purchase of the warrants, our pro forma net tangible book value, as of March 31, 2002, would have been $375,480 or $.11 per share. This represents an immediate increase in net tangible book value of $.13 per share to existing stockholders and an immediate dilution of $.29 per share to new investors purchasing shares in this offering. Based on the above, the following table illustrates the per share dilution in net tangible book value per share to new investors:



                                        Minimum             Maximum
                                       ---------           ---------
Public offering price per share         $ 0.40              $0.40
 of common stock

    Net tangible book value per share
    as of March 31, 2002                $(0.02)            $(0.02)


    Increase per share attributed to
    investors in this offering         $  0.04              $0.20


Pro forma Net tangible book value
per share after the offering             $0.02              $0.18

Net tangible book value dilution per
share to new investors                   $0.38              $0.22

Capitalization

            We have authorized the issuance of twenty million shares of common stock, par value $0.001 per share.

Capitalization Table - March 31, 2002

                                                                   Actual
Debt:
       Short term debt                                           $  4,987
Long term debt                                                   $ 13,100
       Total debt                                                $ 48,473
Stockholders equity (deficit):                                   $(32,270)
Preferred stock  authorized  5,000,000
Shares, $.001 par value each.  At March 31, 2002
there are 0 shares outstanding                                          0

Common stock authorized 20,000,000 shares, $.001 par
value each.  At March 31, 2002, there were 2,150,000 shares
outstanding                                                         2,150

Additional paid in capital:                                       816,260
Deficit accumulated during development stage                     (850,680)
Total Stockholders' Deficit                                       (32,270)

Total capitalization                                               16,203

Forward Looking Statements

            Some of the information in this prospectus may contain forward-looking statements. Such statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "continue", or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "Forward-Looking" information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in this prospectus. The risk factors noted in the "Risk Factors" section and the other factors noted throughout this prospectus, including certain risks and uncertainties, could cause the actual results of the company to differ materially from those contained in any forward-looking statement.

Business Of The Company

Our Business.

              We manufacture, market, sell and distribute a family of hardware and software products used to test and troubleshoot components on printed circuit boards. We also intend to investigate the business potential of marketing other products and services.

            We have designed and sold printed circuit board test products since our predecessor entity was formed on April 20, 1995. Our company had a ten-year exclusive distribution agreement with Pensar Technologies, dated June 19, 1999 amended April 15, 2000 and June 1, 2001, granting us the exclusive, worldwide right to market, sell and distribute these test products. We had the right to purchase products from Pensar at a 40% discount off the price to the consumer. We had no obligation to prepurchase any products or parts for our inventory. In consideration for our distributorship, we were required to pay Pensar a one-time $5,000 distributorship fee upon execution of the agreement and a monthly $1,500 distributorship fee until July 31, 2000. In addition, the agreement contained a right of first refusal to purchase the existing technology. We had the option to renew the distribution agreement for an additional five (5) year term by delivering written notice to Pensar 90 days prior to the expiration of the initial term.

            By amendments executed in April 2000 and June 2001 by both our company and Pensar, we were granted both a first right of refusal to purchase the CircuiTest Technology from Pensar as well as an option to purchase the technology at any time during the term of the distribution agreement and any extensions. The option to purchase allowed us to purchase the technology for the lesser of $375,000 or 75% of the fair market value as determined by an independent third party appraiser.

     On May 1, 2002, International Test Systems, Inc. entered into an asset purchase agreement with Pensar whereby International Test Systems acquired all of the assets and liabilities of Pensar in consideration for 300,000 shares of International Test Systems' common stock, the assumption by International Test Systems of Pensar liabilities in the amount of $28,832, and the forgiveness of commissions owed by Pensar to International Test Systems in the amount of $10,438.

The Products we own and market.

     The products we own and market are known collectively at the CircuiTest In-Circuit Component Test System and include the 2000S In-Circuit Component Test System, the CircuiTest 2100 Scanner Expansion and the recently developed 2100 S/OAI (Shorts/Opens Adapter Interface) Shorts and Opens Tester.

     The CircuiTest 2000S In-Circuit Component System is a personal computer-based product which will troubleshoot, test and allow for the repair of components on assembled printed circuit boards. This system connects with any standard personal computer via a serial communications port and contains its own external power supply. The CircuiTest 2000S tests both analog and digital circuits. Electronic printed circuit boards are now used throughout the electronics industry and will continue to be used in the foreseeable future. Despite the growth of digital technology, we believe the real world to be analog in nature. Digital circuits can only operate on very specialized or "restricted" kinds of electrical signals. All other types of signals are, and must be, translated by analog circuits if digital circuits are to process them. Furthermore, digital circuits require highly stable power sources, and these power supplies themselves must be created from analog components.

     The CircuiTest 2100 Scanner Expansion, when connected to the CircuiTest 2000S, increases the number of tests the software can automatically perform from 64 to a range of between 256 and 1024.

     The newly developed 2100 S/OAI can be used by printed circuit board manufacturers and assemblers for located shorts and opens between points on a component, a common problem in the manufacturing process. Attached to the 2100 Scanner Expansion, the S/OAI also has test-point capability of up to 1024 points.

     Specific electronics components that might use our printed circuit board testing equipment for manufacturing, repair and maintenance include:

     o    Network switching cards;

     o Computer and peripheral circuit boards in such products as computers, mother boards, monitors, laser printers, matrix printers, scanners, modems, optical disk drives;

     o Avionics circuit boards, found, for example, in aircraft, navigational and communications electronics;

     o Medical circuit boards; military and government electronics; telecommunication circuit boards; telephone equipment, answering machines and fax machines; cash registers, scanners, credit card verification equipment; electronic equipment power supplies; and TV and monitor circuit boards.

We believe these systems are low-cost, easy-to-use and have numerous attributes that we believe separate them from the competition. Some of these attributes include:

     o Knowledge-Based Data: A database feature within the product software allows it to locate failed components faster.

     o Power-Off Testing: Testing of components is performed without applying electrical power to the board. Power-off testing eliminates the risks of damaging the components of the printed circuit boards.

     o Family of Adaptive Products: Our core testing product, the CircuiTest 2000S System, is designed to facilitate rapid adaptation to meet the unique, complex testing requirements that our customers identify. We believe the CircuiTest 2000S System and its family of flexible, adaptive products can test and troubleshoot the majority of problems that exist in a variety of products or can be readily adapted to do so.

            Three customers each accounted for 1/3 of 2001 sales. Two different customers accounted for 42% and 18% of 2000 sales. No other customer and no vendors accounted for as much as 10% of sales or purchases. We are seeking a capital infusion from this offering:

     (i) to further  develop a market and support our products,
     (ii)to develop and/or acquire new technologies, and (iii)to seek and form strategic alliances in order to strengthen our company and maximize our future value.

Production of Products We Market.

            Since our inception in 1995, we have continually outsourced all the manufacturing and production of products to various companies around Texas and the Southwest. We intend to continue to subcontract the production and assembly of products to local and regional sheet metal fabricators, manufacturers and assemblers.

            Numerous back-up outsourcing firms exist in the area, and we believe that we will not be reliant on any single provider. We expect that we would experience a maximum two-week delay if we had to change suppliers or manufacturers. This delay should not have a material effect on sales. Most parts and components are readily available off-the-shelf through wholesalers. Less than 5% of the final product is composed of long-lead-delivery-time components, and we normally carry these in inventory. In addition, to achieve certain discounts, we may, from time to time, warehouse bulk quantities of off-the-shelf components.

            As of June 28, 2002, the Company does not have any backlog of firm orders for products.

Future Products

            We believe that as more and more products are manufactured with printed circuit boards, the demand for manufacturer's defect-testing and troubleshooting systems, such as ours, increases. We anticipate the introduction of new variants to the existing core product line.

            We believe that there will be a market for enhancements to our core test products. An example of such an enhancement is the autoprober. At present, our testing systems are attached to the circuit board by hand. An autoprober is a robotic chassis into which the circuit board is inserted for hands-free testing. We are very satisfied with our product without the enhancement of the autoprober, as it is less expensive than products with this feature, thereby providing us a price advantage over our competitors. However, providing this enhancement as an alternative for our customers could enlarge our market share.

            While we do not presently manufacture autoprobers, other companies, such as Probotech, Inc. and Teradyne, Inc., do. We intend to seek the addition of new products to our product line, as well as new ways to maximize the relationships we build with our customers. As recent evidence of this, we provided Probotech a copy of our software in August, 2001 to determine the best way to interface their autoprober technology with our hardware/software CircuiTest technology. Probotech is continuing to examine the likelihood of merging the 2000S technology with their autoprober.

            We further intend to accomplish these goals by seeking distributorships or other strategic relationships, such as joint ventures, mergers, or acquisitions, with companies in our related sphere of influence and industry . We believe that by establishing a superior marketing network and staying abreast of the needs of our customers, as well as current technological advances, we should be able to continually expand our product line and maximize the value of our company.

Our Market Strategy

         1. Sales

            Our sales approach will be based on maximizing contact with potential customers by demonstrating that our products have a wider range of capabilities and a lower price point than our competitors' products.

            Our current internal sales force consists of our president, Carey Birmingham. Our approach includes establishing new additional worldwide distributor relationships and implementing direct marketing campaigns to specific segments of the market. Our direct marketing and sales efforts include increasing our internal direct sales force, trade publication advertising, Internet web site promotion, public relations, trade shows/conferences and database marketing culminating in demonstrations.

            This method is based upon our own internal experience of selling to this market and does not rely on any specific outside sales study or model.

2.       Distribution

            Our research indicates that, increasingly, companies are creating sales distribution channels composed of non-company employees, and that companies are reducing their dependence on their own direct field sales force. We are building our distribution channels to reflect this industry trend.

            We may engage additional regional and international distributors as well as value-added resellers ("VAR") and we may engage independent sales representatives, licensing partners and joint venture partners to market and sell products to prospective customers.

3.       Direct Mail

            We are considering the use of direct mail as the first phase of our database marketing campaign to generate more leads and inquiries that lead to sales. In addition, we expect to continue generating prospect lists from trade shows, trade publications, associations, and other sources.

            We have produced marketing materials describing our products that we can mail to potential customers who respond to our print ads, who attend the trade shows and conferences and who are trade magazine subscribers. We can receive these mailing lists as an advertiser.

            In order to enhance the success of the direct mail campaign, a portion of the marketing budget may be designated for follow-up phone calls to potential customers and lead management.

4.       Advertising and Trade Shows

            We plan to allocate a portion of our marketing budget to print advertisements. In conjunction with paid advertisements, most trade publications offer complimentary editorials and feature stories on new product releases. We are developing an editorial calendar and will increase our public relations efforts to write articles about the technology.

            In   addition,   numerous   trade   shows   exist  for   electronics
manufacturing and testing. We plan to participate at both large, national trade shows and smaller, regional trade shows.

Our Industry and Our Competition

            Estimates targeted the 2000 world-wide annual market for personal computer-based testing equipment to be in excess of $400 million. We have obtained this information from Frost & Sullivan, an international marketing and consulting firm. Further, based on management's market experience and knowledge of its customer base, it concurs with this estimate. As described below, other competitors are substantially larger in size and market share or market coverage. However, we anticipate that the CircuiTest Systems will be priced lower than the competition, be easier to use and include a wider range of features.

Existing Competition For The CircuiTest Systems

            Competitive testers to ours are marketed by Huntron Instruments, Inc., a US-based company, Polar, PLC, and DiagnoSYS, Ltd., both UK-based companies. The systems these companies manufacture and sell rely on a graphic voltage/current plot of the component tested on a personal computer, similar to our systems. However, we believe our systems, the CircuiTest 2000S and 2100 scanner expansion, are less expensive, easier to use and when compared to Huntron, can test a much wider range of components.

Huntron

            Our CircuiTest system is most often compared to the Huntron series of testers. Huntron Corporation, a privately held company based in Mill Creek, Washington, has several systems ranging in price from $1,995 for a rudimentary system to $40,000 and more for its advanced auto-prober system. Huntron is privately owned and little detailed financial information is a available. However, Huntron is recognized in the voltage/current curve analysis market and, based upon most recent Dun & Bradstreet reports available, has estimated annual sales of $4.8 million. It is our estimation that Huntron occupies approximately 2-3% of the total US-based Automated Test Equipment Market. Huntron was formed in 1976 and sold to its officers and directors in 1993 for an estimated $4 million.

            Huntron currently offers a 1-year warranty on its equipment with subsequent one-year extensions for $950, as well as fees for software upgrades. We offer, through the manufacturer Pensar, a free 3-year warranty and free 3-year software upgrades. Most often, the CircuiTest 2000S is compared to Huntron's Model 5100DS, priced at $7,495, and more recently the Huntron ProTrack Model 20, priced at $6,995, compared to our CircuiTest 2000S priced at $5,995. After using both the Huntron 5100DS and our CircuiTest 2000S system, a focus group comprised of eight potential customers reported that the Company's CircuiTest system had numerous advantages over its competitor.

Polar, PLC

            Polar is another closely held, private company based out of the United Kingdom. According to recent Dun & Bradstreet reports, the US office of the UK-based company had estimated sales of $1.5 million in fiscal 2001. The products Polar manufactures and markets compete primarily with our products overseas and in the middle east. It is our estimation that Polar occupies less than 1% of the US-Based ATE market and up to 5% of the international ATE Market.

DiagnoSYS, Ltd.

            DiagnoSYS is also closely held, with the parent company based out of the United Kingdom. DiagnoSYS also competes significantly with our equipment in the international markets overseas. It is our estimate that DiagnoSYS occupies approximately a 5% niche in the US-ATE market and up to 10% of the international ATE market.

Others

            The balance of ATE in the US is spread among various large companies with substantially more expensive test equipment, and therefore overlapping customers, as our company. These companies include such household names as Hewlett-Packard subsidiary Agilent, Teradyne and GenRad. More often, we are seen as adjuncts to these manufacturers rather than competitors.

             In general, the CircuiTest systems compete in circuit board repair and troubleshooting for companies around the world. Although 85% of our historical sales have been in the domestic United States, we have had sales to companies in Brazil, Japan, Egypt, Turkey, Mexico, Canada and Germany, to the US Army. Although these sales represented a small percentage of overall sales, we believe the potential for future business is strong overseas and in Mexico and Canada.

              Trends In The Company's Historical Operating Results.

We foresee two significant issues which will favorably affect our operations in the future:

1.   Low Cost/PC-Based Automated Test Equipment

2. The price point of the CircuiTest 2000S, our core product, is considerably lower than our competitors' comparable automated test equipment. Most often, the CircuiTest 2000S is compared to Huntron's Model 5100DS, priced at $7,495, and more recently the Huntron ProTrack Model 20, priced at $6,995. Our CircuiTest 2000S is priced at $5,995.

            We believe that current economic conditions, including the PC market, will have a significant impact on the company's business as companies will seek products to test and troubleshoot circuit boards at the best possible price. In the event that a competitor offers a product similar to the one offered by the company at a competitive or reduced price than that offered by the company, we may be forced to reduce our price.

Power-Off Testing

            Our core product,  the  CircuiTest  2000S,  tests and  troubleshoots populated, printed circuit boards without applying power to the board. Management believes, and has had confirmation from the marketplace, that power-off testing will increase dramatically in the future due to this feature. As components get smaller and smaller, the trend in the industry will be to test and repair components at the board level with no power supplied to the populated, printed circuit board. When power is supplied to the board to test components, there is a risk of damaging the component or the entire board if the technician incorrectly connects the test equipment. Our "power-free" circuit board testing technology uses known and trusted methods of troubleshooting and virtually eliminates the possibility of damaging the board or its components.

Sampling of Features Found in the CircuiTest 2000S & 2100:

            SymSortTM - A copyrighted database featurewhichallows technicians to automatically accumulate information on failed components on a printed circuit board. This feature directs the technician to the most likely component to causing a particular problem.

            TurboScanning - Accelerated software feature allows up to 10 tests/second, or test-by-test discharge of individual points.

            Digital Image Importing - Software feature allowing the user to view a digital image of the printed circuit board under test, making locating components under test fast and easy. The image can be in photographic format, schematics, or user-designated format.

            Warranty & Software Upgrades - We offer, through our manufacturer, Pensar, a 3-year repair or replace warranty on its products as well as 3-year free software upgrades for customers. This compares to competitors that offer only 1-year warranties and 1-year free upgrades.

            Ease of Use - The Windows-based software is icon-driven, and training time averages three hours per customer.

            Quick Ramp-Up - One of the product's software features is "Scope Mode." Scope Mode allows technicians to begin trouble-shooting boards immediately, without using all the product features and with virtually no training.

            Low Cost - Based on market comparisons of similar testing systems, the Company's products are inexpensive. Payback typically averages four to six months, but in the case of one customer, was as fast as one day.

            Family of Adaptive Products - Our core testing product, the CircuiTest 2000S Base System, is designed to facilitate rapid adaptation to meet the unique, complex testing requirements that our customers identify. As more and more products are manufactured with printed circuit boards, the demand for manufacturer's defect-testing and troubleshooting systems, such as ours, increases. The CircuiTest 2000S Base System and its family of flexible, adaptive products can test and troubleshoot the majority of problems that exist in a variety of products with PCBs.

            Due to our price of $5,995 for the CircuiTest 2000S and $2,995 for the CircuiTest 2100, we believe future gross margins for the core at the manufacturer's level products should exceed 80%, excluding labor.

            Past foreign sales represented units sent to companies in Turkey, India, Japan, China, Egypt, Singapore, Jamaica, Mexico and Canada. The company intends to increase international sales by signing international distribution agreements. Foreign sales as a percent of total sales for the year ended December 31, 2001 were 0%.

            Past domestic government sales represented sales to the US Air Force, the INS and the US Army. We intend to market aggressively to US government agencies. We had no domestic government sales during the last fiscal year.

Government Regulation

            We are not aware of any government regulation which effects our products or our business. In the event we become aware of regulation or we become subject to regulation, this may have an effect on our results of operations.

Our Significant Employee

            We have one employee, Carey Birmingham, our president and a director. We plan to maintain lean operations in order to minimize operating expenses while seeking a capital infusion. Depending upon the success of this offering, during the next 12 months we intend to hire between one and three staff members as well as enter into consulting relationships as needed in order to market our products, exploit new technologies and products, and seek and exploit strategic alliances with persons and/or businesses that we believe will strengthen our company and maximize our future value.

            Initially, we will rely on the expertise of our president, Carey Birmingham to begin marketing efforts. In addition, we anticipate hiring a marketing and sales support person to provide marketing support as well as to conduct "in-house" marketing efforts, such as phone solicitations and direct mailings. We also anticipate hiring an administrative support staff member to provide office support services to the president and the marketing support person. Depending on the success of the foreign marketing efforts, we anticipate employing a marketing and sales executive to aid in the overseas marketing effort.

            We do not anticipate that any of the employees engaged by us will be subject to any collective bargaining agreements nor do we anticipate the possibility of any strike or work stoppage.

Description Of Our Property

            We currently sublease approximately 200 square feet of office and warehouse space at 16161 College Oak, Suite 101, San Antonio, Texas, which we use for our corporate offices. We entered into a three year sublease with an entity controlled by our president and largest shareholder, BFP Texas Limited, Ltd. and the sub lease expires on December 31, 2004. Our lease payment is $250 per month, but will increase to $750 per month effective September 1, 2002 until December 31, 2002. Effective January 1, 2003, our lease payment increases to $1,250 per month through December 31, 2003. Effective January 1, 2004, our lease payment increases to $1,500 per month for the balance of the lease term. In addition to rent, we pay a proportionate share of normal office expenses for the maintenance of the premises.

            Our president, Carey Birmingham, owns a 4.02% limited partnership interest in BFP Texas, Limited, our landlord.

            We believe that the existing premises will satisfy our needs in the foreseeable future with only moderate changes needed to be made to the premises to accommodate additional staff. Ample small office space is available to us, and we are not real estate dependent.

Intellectual Property

            On May 1, 2002 we acquired all ownership rights, including copyrights, to the software, hardware and intellectual property associated with the product known as CircuiTest 2000S. The hardware is protected from outside duplication by a Programmable Array Logic chip, or "PAL" on the main system motherboard. This chip is installed and programmed in the final phase of quality control at its main office by developers of the system. Immediately after programming, a small fuse is "blown" in the PAL, making the hardware and its functions virtually impossible to duplicate. Pensar is considering upgrading its hardware security by including a modified Erasable Programmable Read-Only Memory chip, or EPROM, which also has a fuse "blowing" feature. The inclusion of a chip is expected to increase the cost of the base system by $10-$15.

Research and Development

            We have not spent any funds on research and development of products during the last fiscal year.

The Development Of Our Company

            International Test Systems, Inc. ("ITS Texas"), a Texas corporation, was formed in September 1996. In January, 1997 ITS Texas purchased all of the assets and liabilities of Pensar Technologies LLC ("Pensar"), which ceased operations in December 1995. These assets consisted of the technology underlying a device then know as the A-2000 Universal Analog Tester for component level testing of printed circuit boards as well as inventory and furniture and fixtures. As consideration, ITS Texas issued to Pensar 730,000 shares of ITS Texas stock, representing 45.625% of its total shares.

            As a result of this transaction, ITS Texas embarked on an effort to sell its shares to the public under Rule 504, a Small Corporate Offering Registration (SCOR) exemption. Unfortunately the efforts to sell stock in ITS during 1998 and early 1999 were unsuccessful and ITS Texas abandoned the effort in April 1999. Carey Birmingham, our chairman of the board and chief executive officer, was chairman of the board of ITS Texas and Pensar LLC at this time. Youval Krigel, our director and consultant, is the co-designer of the test system and served as vice president of Pensar and vice president of research and development for ITS Texas at this time.

            Subsequent to its failed efforts to raise capital in the SCOR, ITS Texas experienced continued difficulties in growing its operations, became overburdened with debt and sought the assistance of outside consultants as well as strategic relationships to boost the company.

            In May, 1999 ITS Texas and Unifund America, Inc., a New York merchant banking firm specializing in strategic planning for companies such as ITS, agreed to form a strategic relationship. Unifund believed that a leaner company devoted to marketing and distribution might be a more successful venture. It also believed that it could help grow such a company by identifying and evaluating sensible business solutions as well as forming complementary strategic relationships. Unifund was only interested in a marketing company. On June 16, 1999, ITS Texas and Unifund America, Inc. formalized their relationship. ITS Texas would issue a marketing agreement to a newly formed entity, which would become our company. In consideration of being granted the exclusive marketing agreement, the parties agreed that the new company would issue 210,00 of our shares of common stock to ITS Texas as follows: 17,000 shares of our common stock to the holders of ITS Texas and 193,000 shares of our common stock to Carey Birmingham. It was also agreed that Carey Birmingham would be our president and director. The parties agreed that Unifund America's chief executive officer, Scott Barter, would be appointed to our board of directors and that Unifund would own a controlling block of the shares. As additional consideration for the exclusive marketing agreement, Unifund agreed that it would provide management, business and marketing advice to the newly formed entity and to fund legal, accounting and operating expenses in connection with the establishment of our business. Unifund paid $25,000 to the law firm of Kaplan Gottbetter & Levenson, LLP for legal services in connection with the preparation of our registration statement. In addition, Unifund has paid the company approximately $80,000 as of the date of this registration statement which was utilized for operations.

            Management of the to-be-formed entity wanted only to be a marketing company and not a company involved in the development or manufacture of the circuit board products. In light of this, ITS Texas was reorganized its operations. On June 16, 1999, it transferred all of its technology back to Pensar Technologies, LLC, which had been dormant but in good standing since the transfer of assets in 1997. In exchange for the technology, Pensar assumed all of the assets and liabilities of ITS Texas. Assets of Pensar at the time of transfer included completed inventory, comprised of un assembled kits for approximately 14 2000S, 2100 and 1000S units as well as miscellaneous parts.

            Simultaneously with the transfer of assets and liabilities between Pensar and ITS Texas in 1999, the two companies agreed to execute a distributorship agreement that allowed ITS Texas the exclusive worldwide right to market and distribute Pensar test systems for a period of 10 years, with options to renew. On May 1, 2002, this distributorship agreement was cancelled and certain assets, including the technology and inventory, along with certain specific liabilities, were transferred back to our company in exchange for 300,000 shares.

            During the fiscal year ending December 31, 2000 we sold a total of 18 Units, consisting of a blend of 2000S base Systems, 2100 Scanner Expansions and the prototype 1000S Benchtop Troubleshooting Tool.

            From the date the first test system was sold in October 1994 through December 31, 2002, a total of 151 units have been sold to a total of 60 customers in the U.S., Japan, China, Egypt, Singapore, Jamaica, Mexico, Brazil, Turkey, India and Canada. A partial list of end-use customer list includes:
========================================================================
Company                      Location                  No. of Systems
========================================================================
NCR Corporation            Bethlehem, PA                        1
IBM Corporation             San Jose, CA                        2
Sony Microelectronics    San Antonio, TX                        2
Cisco Systems               San Jose, CA                        2
Solectron Corp.               Austin, TX                        4
SMT Centre                    Austin, TX                        6
Harris corporation       San Antonio, TX                        6
US Air Force             San Antonio, TX                       10
US Army                Mannheim, Germany                        1
ICL/Fujitsu                   Dallas, TX                        3
Immigration Naturalization
Service Various Location
in Texas                                                        3
Radian Corporation            Austin, TX                        2
Paradigm Corp.           San Antonio, TX                        2
Finetest                    San Jose, CA                        2
Vanco PTE                      Singapore                        1
Fastar, Ltd.                  Dallas, TX                        1
Primetech Electronics     Quebec, Canada                        1
Colin Medical
Instruments              San Antonio, TX                        1
Matrix Components             Austin, TX                        2
Tanisys Corporation           Austin, TX                        2
EMSCO                       Cairo, Egypt                        1
Electronic Resources,
Int'l                     Des Moines, IA                        2
Digital Repair Corp.         San Antonio                        1

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

     The following discussion should be read in conjunction with our financial statements.

            This prospectus contains forward looking statements relating to our company's future economic performance, plans and objectives of management for future operations, projections of revenue mix and other financial items that are based on the beliefs of, as well as assumptions made by and information currently known to, our management. The words "expects, intends, believes, anticipates, may, could, should" and similar expressions and variations thereof are intended to identify forward-looking statements. The cautionary statements set forth in this section are intended to emphasize that actual results may differ materially from those contained in any forward looking statement.

Development Activities.

            Our company has been an early growth stage enterprise since 1995. We are an early growth stage company that was organized to exclusively market and sell a component-level printed circuit board tester whose principal customers use the tester to analyze, repair, and service printed circuit boards with components attached.

            During our development, our management devoted the majority of their efforts to creating and initiating the marketing program, and sourcing working capital to engage in any profitable business activity and provided the initial working capital through the sale of 1,344,000 shares of common stock aggregating $135,669 through June 30, 2000. Our company has not yet generated sufficient revenues during its operating history to fund its ongoing operating expenses, or entirely fund its marketing activities. There can be no assurance that the manufacturer's products will be accepted in the marketplace or that our company's sales efforts will provide a profitable path for us.

Results of Operations

Three Months Ended March 31, 2002 Compared to Three Months Ended March 31, 2001

Sales increased to $1,342 for the three months ended March 31, 2002 compared to sales of $0 for the three months ended March 31, 2001. Rental income was $2,000 for the three months ended March 31, 2002 compared to rental income of $0 for the three months ended March 31, 2001. Cost of sales were $429 for the three months ended March 31, 2002 as compared to $0 for the three months ended March 31, 2001.

General and administrative expenses increased $9,111 or 67% from $13,672 for the three months ended March 31, 2001 to $22,783 for the three months ended March 31, 2002.

Net loss from operations increased from $(14,847) from the three months ended March 31, 2001 to $(21,224) for the three months ended March 31, 2002. The increase in net loss from operations was principally due to the increase in general and administrative expenses.

Net loss increased from $(16,552) for the three months ended March 31, 2001 to $(22,179) for the three months ended March 31, 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Sales decreased $42,675 or 77% from $55,582 for the year ended December 31, 2000 to $12,907 for the year ended December 31, 2001. The decrease in sales is principally due to the lack of available funding for aggressive and continuous marketing during the year ended December 31, 2001 and the general downturn of the electronics industry during the same period.

Cost of sales decreased $28,674 or 79% from $36,383 for the year ended December 31, 2000 to $7,709 for the year ended December 31, 2001. The decrease was largely due to the decline in sales.

General and administrative expenses increased $34,565 or 38% from $90,370 for the year ended December 31, 2000 to $124,935 for the year ended December 31, 2001. The increase is principally due to stock issued to various parties valued at $39,850.

Net loss from operations increased $50,437 or 61% from $(83,245) for the year ended December 31, 2000 to $(133,682) for the year ended December 31, 2001. The increase in net loss is due to the increase in general and administrative expenses associated with the issuance of stock as well as the decrease in gross margin.

Net loss per share increased from $(.04) for the year ended December 31, 2000 to $(.06) for the year ended December 31, 2001.

 Liquidity And Capital Resources.

Overview

            The Company's cash position was $1,246 at March 31, 2002. Working capital at March 31, 2002 was negative at $(26,481). For the period from inception, September 30, 1999, to December 31, 2000, working capital was provided from the sale of 1,344,000 for an aggregate consideration of $101,200 and an additional capital contribution by management of $34,468 for the payment of expenses. For the year ended December 31, 2001, working capital was provided through the sale of 500,000 shares of common stock aggregating $50,000.

            To date, we have not generated significant revenues as we have generated revenues of $55,582 for the year ended December 31, 2000 and $12,907 for the year ended December 31, 2001. We have not been profitable since inception, we may incur additional operating losses in the future, and may require additional financing to continue the development and commercialization of our technology. While we expect to generate revenues from the sale of products in the near future, we may enter into licensing or other agreements with marketing and distribution partners that may result in license fees, revenues from contract research, or other related revenue.

                  As of June 28, 2002 our principal commitments consist of our agreement with Public Securities to raise funds in connection with this offering on a "best efforts" basis. However, there is no assurance that Public Securities will be successful in any such effort. Although we have no material commitments for capital expenditures, other than those mentioned above which are "best efforts" commitments, we expect our capital requirements to increase significantly over the next several years as we increase advertising and direct marketing, increase sales and administration infrastructure and embark on developing in-house business capabilities and facilities. Our future liquidity and capital funding requirements will depend on numerous factors, including, but not limited to, the levels and costs of our research and development initiatives and the cost and timing of the expansion of our sales and marketing efforts.

         Our current cash forecasts indicate that there will be negative cash flow from operations for the foreseeable future. We believe that proceeds from this offering, assuming we raise at least $125,000, will be sufficient to meet our anticipated needs for working capital, capital expenditures and business development for the next twelve months. We expect to utilize cash at an average rate of approximately $10,000 per month, or $120,000 for the next twelve months. Moreover, if we are successful in raising at least $125,000, Mr. Birmingham will receive an annual salary of $45,000 for the first year and $55,000 for the second year.

         If we are unable to raise a minimum of $125,000 from this offering, we may be forced to curtail or cease our operations. Even if we are able to continue our operations, the failure to obtain financing could have a substantial adverse effect on our business and financial results. Although we have historically relied upon financing provided by our officers and directors to supplement our operations, they are not legally obligated to provide us with any additional funding in the future. We currently do not maintain any lines of credit nor do we have any agreements for additional sources of financing.

         In the future, we may be required to seek additional capital by selling debt or equity securities, curtailing operations, selling assets, or otherwise be required to bring cash flows in balance when it approaches a condition of cash insufficiency. The sale of additional equity securities, if accomplished, may result in dilution to our shareholders. We cannot assure you, however, that financing will be available in amounts or on terms acceptable to us, or at all.

            As of December 31, 2001, we had a tax loss carry-forward of $284,563 to off-set future taxable income. There can be no assurance, however, that we will be able to take advantage of any or all of such tax loss carry-forward, if at all, in future fiscal years.

Three Months Ended March 31, 2002

Net cash used in operating activities was $(18,140) for the three months ended March 31, 2002, which reflected a net loss of $(22,179), changes in accounts receivable of $(2,583), changes in accounts payable of $1,450, and changes in accounts payable to a related party of $4,308.

Net cash provided by financing activities was $17,262 for the three months ended March 31, 2002, which reflected shareholder contributions of $6,000 and proceeds from a note payable to a related party of $11,500.

There was no cash provided by or used in investing activities for the three months ended March 31, 2002.

Year Ended December 31, 2001
Net cash used in operating activities was $(86,157) for the year ended December 31, 2001, reflecting a net loss of $(133,682) and stock issued for services of $39,850.

Cash used in investing activities was ($649) for the year ended December 31, 2001 due to the purchase of fixed assets.

Cash provided by financing activities was $82,164 for the year ended December 31, 2001 reflecting shareholder contributions of 82,823 and payments on note payable of $(659).

Year Ended December 31, 2000
Net cash used in operating activities was $(70,834) for the year ended December 31, 2000 reflecting a net loss of $(83,245), stock issued for services of $7,500, change in inventory of $6,114, and a change in accounts payable of $(4,140).

There was no cash used in or provided by investing activities for the year ended December 31, 2000.

Net cash provided by financing activities was $71,120 for the year ended December 31, 2000 due to sales of common stock of $50,000, shareholder contributions of $21,250, and payments on note payable of $(130).

Directors, Officers And Key Personnel Of The Company.

            The following table sets forth the name, age and position of each director and executive officer of International Test Systems as follows:

    Name                     Age       Title
    ----                     ---       -----
    Carey Birmingham         46        President, Chief Executive Officer,
                                       Chief Financial Officer and Director
    Henrik Youval Krigel     47        Director
    Alex H. Yount            48        Director

            The directors have been elected by the present shareholders and shall serve for terms of one year, or until their successors are elected and have qualified. Officers are appointed by, and serve at the pleasure of, the board of directors, absent any employment agreement. There are no family relationships among the company's officers and directors.

            Carey Birmingham has served as our President, Chief Executive Officer, Chief Financial Officer And Director since our inception in 1999. Since 1996, Mr. Birmingham has served as chairman and president of ITS Texas, as well as Pensar Technologies LLC. Mr. Birmingham was responsible for the formation and management of ITS Texas in September 1996, which was a development stage company. Prior to the formation of ITS Texas, Mr. Birmingham was also responsible for the formation of Pensar Technologies LLC in 1995, a start-up company created to design and market the technology known as the 2000S In-Circuit Test System. Mr. Birmingham is responsible for long-term strategic planning and all day-to-day administrative activities, including marketing, finance, profit and loss responsibility, building strategic alliances and developing sales.

     During the past 14 years, in addition to his work in venture capital and individual investments, Mr. Birmingham had served in various capacities as Asset Manager and Sr. Asset Manager for New York Life Insurance, Vice President for Unicorp American Corporation, Executive Vice President for Unicorp Property Management, Portfolio Director for United Services Automobile Association (USAA) and consultant for Fidelity Mutual Life Insurance and Mutual Benefit Life. Mr. Birmingham has been responsible for the asset and property management of real estate portfolios valued in excess of $250 Million at New York Life, $300-$400 Million at Unicorp American, $200-$300 Million at USAA and approximately $300 -$400 million at Fidelity and Mutual Benefit Life. During his tenure with these companies, Mr. Birmingham generated gross sales proceeds of over $700 million from the sale of properties. Mr. Birmingham received a BA degree from New York University in 1980.

     Henrik Youval Krigel has served as our Director since June 1999. Since joining our company as a director in June 1999, Mr. Krigel has worked full time for Ktest International, LLC, a company unrelated to our company. Ktest designs and sells test equipment for the avionics wire harness repair market. Since June 1999, Mr. Krigel has spent less than 10 hours a month on ITS matters, although we share office space with his company and he is available to our company at any time for consultation or advice. Mr. Krigel, has spent over 25 years in electronics and 20 years in automated test equipment design, most recently as one of the founders of Protech, Inc., a company formed for the design and manufacture of large-scale functional testers, a technology Mr. Krigel developed.

     As co-designer of the CircuiTest systems, Mr. Krigel served as vice president of Pensar Technologies LLC from its inception in 1995 until the formation of ITS Texas in September 1996, at which time he resigned to become vice president of research and development for ITS Texas until June 1999. As vice president of ITS Texas, Mr. Krigel was responsible for creation, design and planning of new products for both Pensar Inc. and International Test Systems. In 1982, he attended the University of Texas at San Antonio, and from 1982 to 1983, San Antonio Community College, but has not yet received a formal degree in the United States. From 1967 to 1969, Mr. Krigel studied electronics at the Israeli Air Force Academy. Mr. Krigel then served for 10 and one-half years in the Israeli Air Force, achieving the rank of Chief Master Sergeant.

     Alex H. Yount has served as our Director since 2000. Mr. Yount spends approximately 5% of his time on company business. For the past seven years, Mr. Yount has served as vice president of Cavender & Hill Properties, Inc. of San Antonio Texas. Cavender & Hill is a commercial real estate sales and leasing company. Mr. Yount joined Cavender & Hill in May 1994. Between May 1994 and December 1998, Mr. Yount served as Cavender & Hill's vice president of property management where he was in charge of all property management activities for the company and headed a staff of six employees. From January 1999 to the present, Mr. Yount has served as Cavender & Hill's vice president of office buildings division. He has assumed a newly created position with Cavender & Hill where he is in charge of office building leasing and investment sales.

     In 1976, Mr. Yount received his bachelor's degree in design from the University of Florida, School of Design. In July 1980, Mr. Yount attended courses for the Institute of Real Estate Management in attainment of Certified Property Manager (CPM(C)) designation. In July 1997, he attended courses with the Institute of Real Estate Management in Chicago Illinois in attainment of a certified commercial investment member (CCIM) designation.

     Mr. Yount is a national and local member of the Institute of Real Estate Management, a national and local member of the CCIM Institute, a member of the San Antonio Board of Realtors and a national and local member of the Building Owners & Managers Association.

Employment Agreements

            In April 2002, we entered into a five year employment agreement with Carey Birmingham to serve as our President and Chief Executive Officer. Pursuant to the agreement, Mr. Birmingham receives an annual salary upon the company raising a minimum of $125,000 as follows:

Year 1 - $45,000,  Year  2-$55,000,  Year  3-$65,000,  Year  4-$75,000  and Year
5-$100,000. Commencing June 1, 2002, the company shall maintain a $250,000 life insurance policy on the life of Mr. Birmingham which shall remain in effect as long as he is employed by the Company. In the event Mr. Birmingham's employment is terminated with or without cause, Mr. Birmingham shall be entitled to receive as severance pay, an amount equal to 12 months of salary, rights to any options received whether vested or not, and health and life insurance under the same terms as if the agreement had not been terminated.

Security Ownership Of Certain Beneficial Owners And Management

            The following tables set forth certain information regarding the beneficial ownership of shares of our common stock prior to the offering, and after the offering of such shares by our officers, directors, principal owners of five percent (5%) or more of our common stock, and all officers and directors as a group.


Name and address           Beneficially Owned         Beneficially Owned
Of Beneficial Owner(1)     Prior to Offering          After Offering
                           312,500 Shares             1,250,000 Shares
                               Shares             Percent       Percent        Percent
                           ------------------    ---------      --------      ---------

Unifund Financial
Group, Inc. (2)                546,500            25.4%           22.2%          16.1%
Carey Birmingham (3)           546,500            25.4%           22.2%          16.1%
R. Scott Barter (2)            696,500            32.4%           28.3%          20.5%
Alex H. Yount (3)               70,000             3.3%            2.8%           2.1%
H. Youval Krigel (3)            70,000             3.3%            2.8%           2.1%
All officers and directors
as a group (3 persons)         686,500            31.9%           27.9%          20.2%


o        Assumes that none of the warrants are exercised.

(1) Each person or entity has sole voting and investment power with respect to the shares shown.
(2)      Unifund Financial Group is controlled by Mr. Barter.
(3)      The  business   address  of  such   individual  is  the  same  as
         International Test Systems' address.

Management Compensation

                Carey Birmingham, our Chief Executive Officer and President received $27,000 during the fiscal year ending December 31, 2000 and $0 during the year ended December 31, 2001.

                During the year ended December 31, 2000, Youval Krigel received 25,000 shares of our common stock in consideration for services rendered as a director which the company valued at $2,500. During the year ended December 31, 2001, Alex Yount received 70,000 shares of common stock which were valued at $7,000 and Youval Krigel received 34,200 shares which were valued at $3,420. In addition, Carey Birmingham received 228,500 shares during the year ended December 31, 2001which were valued at $22,850.

Note: after reviewing the above, potential investors should consider whether or not the compensation to Mr. Birmingham and other key personnel directly or indirectly, is reasonable in view of the present stage of the company's development. The board of directors has authority to authorize and approve company transactions involving stock purchase agreements, stock options, and warrants without shareholder approval. Therefore, shareholders are very reliant on the board of directors to make good business decisions as the shareholders have no control over such matters.

            Director compensation will be allocated in accordance with a director's level of engagement with the company and at the discretion of the board of directors.

Selling Shareholders

Not applicable

Certain Transactions

     Carey Birmingham, Alex H. Yount and Youval Krigel are directors of our company. Carey Birmingham, Youval Krigel and Raphael Sonsino were founding shareholders of ITS Texas.

     During the first quarter of 1997 in a private sale pursuant to Section 4(2) of the Securities Act, Stephen G. Birmingham and Dr. Ed Lahniers purchased shares in ITS Texas for a capital investment of $50,000 and $5,000, respectively. Upon formation of our company, all holders exchanged all of their shares in ITS Texas for shares in our company.

     Carey Birmingham is chairman and president of our company as well as that of Pensar LLC. On June 16, 1999, ITS Texas transferred all of its technology to Pensar LLC in exchange for which Pensar LLC assumed all of the liabilities of ITS Texas. On June 19, 1999, Pensar LLC and ITS Texas entered into a renewable, ten-year distribution agreement granting ITS Texas the exclusive, worldwide right to market, sell and distribute products based on Pensar technology. Pursuant to the reorganization, our company (ITS Delaware) was organized on September 20, 1999. ITS Texas assigned us the distribution agreement with Pensar LLC. On April 15, 2000, we amended the compensation section of our distribution agreement with Pensar. Mr. Carey Birmingham was president and a director of both Pensar and ITS Texas during the negotiation of the distributor agreement with Pensar. He was at such time, and remains, the majority shareholder in Pensar. Although Mr. Birmingham was president and a director during those periods, ITS Texas, subsequently ITS Delaware, and Pensar had different third party directors who gave final approval of the distribution agreement and our efforts to obtain additional capital in the public markets. The majority shareholder approving the Pensar exchange and distribution agreements was the Birmingham Family Partnership, Ltd., of which Mr. Birmingham is less than a 5% Limited Partner.

     Pensar owned 45.625% of the total shares of ITS Texas prior to the June 16, 1999 agreement and reorganization with Unifund. However, Pensar does not now own, nor has at any time owned, any shares of ITS Delaware.

     We entered into an Asset Purchase Agreement with Pensar in May 2002 which superceded the distribution agreement. Pursuant to the Asset Purchase Agreement, we acquired all of the assets of Pensar in consideration for 300,000 shares of our stock, the assumption of liabilities of Pensar in the amount of $28,832, and the forgiveness of commissions owed by Pensar to the company in the amount of $10,438. In connection with this transaction, Carey Birmingham and Unifund Financial Group each agreed to return 100,000 shares to the company for cancellation.

     Douglas Harrison Mills, Harris Schiff, Alan Scott and Elizabeth Acton was awarded shares in our company for consulting services. Mr. Harrison-Mills provided creative and drafting services to the company. Mr. Schiff provided word processing and management information services to the company. Mr. Scott provided legal services to the company and Ms. Acton provided administrative services to the company.

     Mr. Birmingham received a portion of his shares in lieu of payment for his services as a chief executive officer and director for the year ended 1999. Mr. Krigel received a portion of his shares in lieu of payment for consulting and directorial services for the year ended 1999. Unifund Financial Group, Inc. acquired a control block of ITS Texas shares pursuant to the strategic relationship formed with our company on June 16, 1999. Unifund America's chief executive officer, Scott Barter, was appointed to our board of directors. In consideration for control of our company Unifund America agreed to provide management, business and marketing advice and to fund certain legal and accounting expenses in connection with the reorganization of our business. Scott Barter received 125,000 shares in remuneration for his directorial function and consulting services.

     On February 2, 2000, Carey Birmingham and Unifund Financial Group, Inc. made an additional capital contribution to the company to cover on-going expenses. The company issued shares in consideration for this contribution. Each of Carey Birmingham and Unifund Financial Group, Inc. contributed $25,000 ($0.10 per share) in consideration for 250,000 shares being awarded to each of them.

     In July 2001, Unifund Financial Group, Inc. transferred 70,000 shares of its common stock to Alex H. Yount in consideration for Mr. Yount becoming a company director as Unifund believed that Mr. Yount would increase shareholder value. The company valued these shares at $7,000. Alex H. Yount became our director on May 1, 2001. Mr. Barter, Unifund's chairman of the board resigned from our board of directors on April 30, 2001. In July 2001 Unifund Financial Group also issued 228,500 shares to Carey Birmingham in consideration for contributions to our company as an officer and director and to entice Mr. Birmingham to continue as an officer and director as Unifund believes Mr. Birmingham will increase shareholder value. The company valued these shares at $22,850.

     In July 2001, we issued an aggregate of 100,000 shares of common stock as follows: 50,000 shares to Sheila Corvino for legal services valued at $5,000; 34,200 shares to H. Youval Krigel for directorial services valued at $3,420; and 15,800 shares to Elizabeth Acton in consideration for consulting services valued at $1,580.

     In  May  2002,  we  issued   100,000  shares  to  Vanderkam  &  Sanders  in
consideration for legal services rendered.

     From March 2002 through June 2002, BFP Texas loaned the company $20,000 pursuant to a revolving line of credit in the amount of $25,000 executed March 2002 for legal and accounting services in connection with the preparation of this registration statement. As of the date of this registration statement, BFP Texas had not been repaid principal or interest.

 Description Of The Securities

     The securities offered for sale consist of:

     1,250,000 shares of common stock, par value $0.001 per share, which can be purchased for $0.40 per share,

     1,250,000 class A redeemable warrants, which can be purchased for $0.10 per warrant, and which may be exercised for one share of common stock at an exercise price of $2.50 per share, and 1,250,000 class B redeemable warrants, which can be purchased for $0.10 per warrant and which may be exercised for one share of common stock at an exercise price of $4.50 per share.

     Our shares of common stock, our class A warrants and our class B warrants can be purchased separately in any amounts. We have reserved (1) 1,250,000 shares for issuance upon the exercise of our Class A redeemable warrants, and
(2) 1,250,000 shares for issuance upon the exercise of our Class B redeemable warrants.

Common Stock

            Our certificate of incorporation authorizes the issuance of 20,000,000 shares of common stock, par value $.001 per share, of which 2,150,000 shares are outstanding on the date hereof. Holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may be outstanding, if and when the board of directors declares dividends, holders of common stock are entitled to ratably receive, such dividends. Upon the liquidation, dissolution, or winding up of the company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Common stock is not convertible, nor does it have any preemptive rights. The outstanding common stock is validly authorized and issued, fully paid, and nonassessable.

            We will, at all times, reserve a sufficient number of authorized but unissued shares to accommodate the exercise of warrants. There is no assurance that any such exercise will take place and therefore no assurance that we will have available to us proceeds from an exercise.

Preferred Stock

         Our certicate of incorporation authorizes the issuance of 5,000,000 shares of preferred stock with a par value of $.001 per share. We have no present plans for the issuance of such preferred stock. The issuance of such preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

     o    restricting dividends on the common stock;

     o    diluting the voting power of the common stock;

     o    impairing the liquidation rights of the common stock; and

     o delaying or preventing a change in control of International Test Systems without further action by the stockholders.

Warrants

            The company will offer class A redeemable warrants and class B redeemable warrants. The following discussion of certain terms and provisions of the warrants is qualified in its entirety by reference to the detailed provisions of each warrant and its related warrant agreement, the forms of which have been filed as exhibits to the registration statement of which this prospectus forms a part. Both the class A redeemable warrant and the class B redeemable warrant and the class A redeemable warrant agreement and class B redeemable warrant agreement can be inspected and copied by the public at the offices of the SEC in Washington, D. C., New York, New York, and Chicago, Illinois.

The Class A Redeemable Warrants

            The class A redeemable warrants will be issued in registered form pursuant to an agreement dated the date of this prospectus between the company and American Stock Transfer and Trust Company . One class A redeemable warrant represents the right of the registered holder to purchase one share of common stock at an exercise price of $2.50 per share, subject to adjustment . The class A redeemable warrants are subject to adjustment in the purchase price and in the number of shares of common stock and/or other securities deliverable upon the exercise of the class A redeemable warrants in the event of certain stock dividends, stock splits, or similar transactions.

            The class A redeemable warrants may be exercised at any time after issuance, until the close of business on the third anniversary of the effective date of the offering. After the expiration date, the class A redeemable warrants become void and of no value. A holder of the class A redeemable warrants may exercise them at the office of the class A redeemable warrant agent, American Stock Transfer, by surrendering his or her warrant, and paying the exercise price for each warrant being exercised.

            No holder of the class A redeemable warrants will be entitled to vote or to receive dividends or be deemed the holder of shares of common stock for any purpose whatsoever until the class A redeemable warrants have been duly exercised and the exercise price paid in full.

            The class A redeemable warrants are subject to redemption by the company anytime on 30 days written notice at a redemption price of $.01 per warrant, provided that the trading price of the underlying common stock is at least 150% of the then current per share exercise price for 20 or more consecutive trading days. Upon notice of redemption, holders of the class A redeemable warrants will forfeit all rights there under except the rights to receive the $0.01 per share redemption price and to exercise them during the relevant 30-day notice period.

            If required, the company will file a post-effective amendment to the registration statement with the Securities and Exchange Commission with respect to the common stock underlying the class A redeemable warrants prior to the exercise of the class A redeemable warrants and deliver a prospectus with respect to such common stock to all class A redeemable warrant holders as required by Section 10(a)(3) of the Securities Act of 1933.

The Class B Redeemable Warrants

            The class B redeemable warrants will be issued in registered form pursuant to an agreement dated the date of this prospectus between the company and American Stock Transfer. One class B redeemable warrant represents the right of the registered holder to purchase one share of common stock at an exercise price of $4.50 per share, subject to adjustment. The class B redeemable warrants are subject to adjustment in the exercise price and in the number of shares of common stock and/or other securities deliverable upon the exercise of the class B redeemable warrants in the event of certain stock dividends, stock splits, or similar transactions.

            The class B redeemable warrants may be exercised at any time after issuance, until the close of business on the fifth anniversary of the effective date of this offering. After the expiration date, the class B redeemable warrants become void and of no value. A holder of the class B redeemable warrants may exercise them at the office of the class B redeemable warrant agent and, by surrendering his or her warrant, and paying the class B exercise price for each class B redeemable warrant being exercised.

            No holder of the class B redeemable warrants will be entitled to vote or to receive dividends or be deemed the holder of shares of common stock for any purpose whatsoever until the class B redeemable warrants have been duly exercised and the exercise price paid in full.

            The class B redeemable warrants are subject to redemption by the company anytime on 30 days written notice at a redemption price of $.01 per warrant, provided that the trading price of the underlying common stock is at least 150% of the then current per share exercise price for 20 or more consecutive trading days. Upon notice of redemption, holders of the class B redeemable warrants will forfeit all rights there under except the rights to receive the $0.01 per share redemption price and to exercise them during the relevant 30-day notice period.

            If required, the company will file a post-effective amendment to the registration statement with the Securities and Exchange Commission with respect to the common stock underlying the class B redeemable warrants prior to the exercise of the class B redeemable warrants and deliver a prospectus with respect to such common stock to all class B redeemable warrant holders as required by Section 10(a)(3) of the Securities Act of 1933.

Transfer Agent

         American Stock Transfer serves as the transfer agent for our shares of common stock, class A warrants and our class B warrants.

Dividend Policy

            We have not paid any cash dividends to date, there are no assets available to pay dividends, and we do not expect to pay dividends in the foreseeable future. We intend, in the short term at least, to use all available funds to develop our business.

Legal Proceedings

None

Federal Tax Aspects

            Potential investors are encouraged to have their own personal tax consultant review the tax aspects of an investment in this offering.

            None  of  the  officers,   directors,  key  personnel  or  principal
stockholders are related by blood or marriage.

EXPERTS

            The financial statements for the year ended December 31, 2001 and the year ended December 31, 2000 included in this registration statement have been included herein in reliance upon the report of Malone & Bailey, PLLC, independent certified public accountants given on the authority of said firm as experts in auditing and accounting.

Legal Matters

Certain legal matters in connection with the registration of the securities were passed upon by David M. Loev, Esq. of Vanderkam & Sanders, counsel to the Company. Vanderkam & Sanders was awarded 100,000 shares of our common stock in consideration of services rendered.

Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

None.

Certain Provisions Of Our Articles And By-Laws And Disclosure Of Commission Position On Indemnification For Securities Act Liabilities

     Our Certificate of Incorporation and By-laws contain provisions eliminating the personal liability of a director to the company and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director for any breach of such director's duty of loyalty to the company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Delaware statutory provisions making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions, or for any transaction from which the director derived an improper personal benefit.

     This provision offers persons who serve on the board of directors of the company protection against awards of monetary damages resulting from breaches of their duty of care, except as indicated above, including grossly negligent business decisions made in connection with takeover proposals for the company. As a result of this provision, the ability of the company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In addition, the amended certificate and by-laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of our company, or is or was serving at the request of our company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the Delaware General Corporation Law.

Where Can Investors Find Additional Information

            A registration statement on Form SB-1, including amendments thereto, relating to the shares offered hereby has been filed with the Securities and Exchange Commission. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the securities offered hereby, reference is made to such registration statement, exhibits and schedules. A copy of the registration statement may be inspected by anyone without charge at the Securities and Exchange Commission's principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains information regarding registrants that file electronically with the Securities and Exchange Commission.

As filed with the Securities and Exchange  Commission on June 28, 2002

Significant Parties

            The  full  names  and  business  and   residential   addresses,   as
applicable, for the following persons are:

(1)      the issuer's directors;

         Carey Birmingham
         Business Address:
         International Test Systems, Inc.
         16161 College Oak, Suite 101
         San Antonio, TX  78249

         Residence:
         19818 Park Ranch
         San Antonio, Texas 78259

         Alex H. Yount
         Business Address:
         Cavender & Hill Properties, Inc.
         900 Isom Road, Suite 306
         San Antonio, Texas 78216

         Residence:

         206 East Roosevelt Avenue
         Boerne, Texas 78006

         H. Youval Krigel
         Business Address:
         Ktest International, LLC
         16161 College Oak, Suite 101
         San Antonio, TX  78249
         Residence:
         14326 Citation
          San Antonio, Texas 78248

(2)      the issuer's officers;
         Carey Birmingham, President, Chief Executive Officer and Chief Financial Officer
         Business Address:
         International Test Systems, Inc.
         16161 College Oak, Suite 101
         San Antonio, TX  78249

         Residence:
         19818 Park Ranch
         San Antonio, Texas 78259

(3) record and beneficial owners of 5 percent or more of any class of the issuer's equity securities;
         Carey Birmingham
         Business Address:
         International Test Systems, Inc.
         16161 College Oak, Suite 101
         San Antonio, TX  78249

         Residence:
         19818 Park Ranch
          San Antonio, Texas 78259

         R. SCOTT BARTER
         Business Address:
         Unifund America, Inc.
         575 Madison Avenue
         Suite 1006
         New York, New York 10022
         Residence:
         140 East 56th Street, Apt. 7D
         New York, NY 10022

         H. Youval Krigel
         Business Address:
         Ktest International, LLC
         16161 College Oak, Suite 101
         San Antonio, TX  78249
         Residence:
         14326 Citation
         San Antonio, Texas 78248

          David M. Loev, Esq.
          Business Address
          Vanderkam & Sanders
          440 Louisiana, #475
          Houston, TX 77002

(4)       promoters of the issuer;
          none
(5)       affiliates of the issuer;
          none

(6) counsel to the issuer with respect to the proposed offering; David M. Loev, Esq., Vanderkam & Sanders, 440 Louisiana, #475, Houston, TX 77002

(7)       each   underwriter   with  respect  to  the  proposed   offering;
          Public Securities, Inc.

 INDEMNIFICATION OF DIRECTORS AND OFFICERS

            Our Certificate of Incorporation contains provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty (other than breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the Delaware General Corporation Law (the "DGCL") or for any transaction from which the director derived an improper personal benefit) and (ii) indemnify our directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The Securities and Exchange Commission has taken the position that the provision will have no effect on claims arising under the federal securities laws.

            In addition, the Certificate of Incorporation and By-Laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The estimated expenses of this offering are:
      Registration Fees                       $   875
      Blue Sky Filing Fees                  $  7,5000
      Attorney's Fees                       $  22,125
      Accountant's Fees                     $  10,000
      Printing and Copying                  $   1,750

                   TOTAL                    $  42,250

UNDERTAKINGS.

The registrant hereby undertakes that it will:

            1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement

          a)   Include  any  prospectus  required  by  Section
10(a)(3)  of the Securities Act;

          b) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and c) Include any additional or changed material information on the plan of distribution.

     2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     5) In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

UNREGISTERED SECURITIES ISSUED OR SOLD

The following shares of common stock were issued to the persons identified below by our company.

            In September  1999,  Carey  Birmingham and Youval Krigel received an aggregate of 203,800 shares of stock in consideration for services rendered in connection with the Company's formation. The Company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering.

            In September 1999, our company issued 50,000 shares to Sheila Corvino, Esq. in partial remuneration for legal services rendered in connection with this offering which were valued at $5,000. In July 2001, Sheila Corvino, Esq. received an additional 50,000 shares for legal services rendered valued at $5,000. The company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering.

            In September 1999, Unifund Financial Group received 770,000 of our shares in consideration for business management financial consulting services. We believe that this transaction was exempt from registration pursuant to
Section 4(2) of the Securities Act as the recipient had sufficient knowledge and experience in financial and business matters that it was able to evaluate the merits and risks of an investment in the company, and since the transaction was non-recurring and privately negotiated

            In September 1999, R. Scott Barter received 150,000 of our shares in consideration for directorial services. The Company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering.

            In September 1999, Brad Smith received 50,000 shares of our stock in consideration for drafting and consulting services which the company valued at $5,000. The company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering.

            In September 1999, Harris Schiff received 10,000 of our shares in consideration for fee and word processing services. The company valued these shares at $1,000The company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering.

            In September 1999, Alan Scott received 5,000 of our shares in consideration for legal services which the company valued at $500. The company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering.

            In September 1999, we issued four individuals an aggregate of 11,200 shares in consideration for various consulting services. The company believes that the transactions were exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering.

            In February 2000, Carey Birmingham and Unifund Financial Group each received 25,000 shares of our stock in consideration for a capital contribution of $25,000. The company believes that these transactions were exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering.

            In December 2000, Carey Birmingham received 50,000 shares of our stock in lieu of payment for his services as an officer and director for the year ended December 31, 1999 which the company valued at $5,000. The company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering.

            In December 2000, H. Youval Krigel received 25,000 of our shares in consideration for services rendered as a director which the company valued at $2,500. The company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering.

            In July 2001, Unifund Financial Group, Inc. transferred 70,000 shares of its common stock to Alex H. Yount which the company valued at $7,000. Alex H. Yount became our director on May 1, 2001. In lieu of our company issuing additional shares, Unifund Financial Group agreed to transfer a portion of its stock to Mr. Yount as Mr. Barter, Unifund's chairman of the board resigned from our board of directors on April 30, 2001. In July 2001 Unifund Financial Group also issued 228,500 shares to Carey Birmingham which the company valued at $22,850. The company believes that the transactions were exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering.

            In July 2001, H. Youval Krigel received 34,200 of our shares in consideration for ervices rendered as a director which the company valued at $3,420 The company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering.

            In July 2001, Elizabeth Acton received 15,800 shares of common stock valued at $1,580 for secretarial services. The company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering.

            In May 2002, Vanderkam & Sanders received 100,000 shares of our common stock in consideration for legal services rendered. The company valued these shares at $10,000. The company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering.

            In May 2002, Pensar received 300,000 shares in connection with the Asset Purchase Agreement with the company. The company believes that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering.

            In May 2002, four individuals were issued an aggregate of 25,000 shares of company common stock in consideration for various consulting services. The company believes that the transactions were exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering.

            In June 2002, Carey Birmingham and Unifund Financial Group each transferred 75,000 shares of common stock to the following individuals in the following amounts in consideration for services rendered or to be rendered to the company: Warren Kirshenbaum-50,000 shares; Wayne C. Brannan-50,000 shares; and Richard M. Cohen-50,000 shares. The company believes that the transactions were exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an Issuer not involving a public offering.

Index to Exhibits

EXHIBIT NO.                             DESCRIPTION
----------                              -----------

     1.1 (1) *Certificate of Incorporation of Registrant

     1.2 (1)  By-laws of Registrant

     3.1(2)   Lockup Agreement

     4.1(3)   Form of Share Certificate

     4.2(3)   Form of Warrant

     4.3(3)   Form of Warrant Agreement

     4.4(4)   Form of Subscription Agreement

     4.5(4)   Form of Escrow Agreement

     5.1(4)   Opinion of Vanderkam & Sanders, counsel to registrant

     10.1(1)  Letter of Intent dated June 4, 1999 with Unifund America, Inc.

     10.2(2)  Reorganization and Stock  Subscription  Agreement Dated June
              16, 1999.

     10.3(2) Stock Exchange Agreement dated September 20, 1999 among certain shareholders of International Test Systems, Inc., a Texas corporation and International Test Systems, Inc., a Delaware corporation.

     10.4(1)  Distributorship   Agreement  dated  June  19,  1999  between
              Pensar, Inc. and International Test Systems, Inc.

     10.5(2) Amended and Restated Distributorship Agreement dated April 15, 2000 between Pensar, Inc. and International Test Systems, Inc.

     10.6(3) Second Amendment to Distributorship Agreement

    10.7(2)* Distributorship   Agreement   dated  April  15,  2000  between
             Comware Technical Services and International Test Systems, Inc.

    10.8(4)  Third Amendment to Distributorship Agreement

     10.9(4) Employment Agreement with Carey Birmingham
     10.10(4)Asset  Purchase   Agreement  between   International  Test
             Systems, Inc. and Pensar Technologies, LLC

     10.11(4)Underwriting Agreement with Public Securities

     10.12(4)Warrant Agreement with Public Securities

     23.1(4) Consent  of  Malone  &  Bailey,   PLLC,   Certified   Public
             Accountants.

     23.2(4) Consent of Vanderkam & Sanders (See 5.1)

  -------------------------

(1) Filed as an exhibit to our registration statement filed on September 30, 1999 (File No. 333-88179) herein incorporated by reference.
(2) Filed as an exhibit to our registration statement filed on July 26, 2000 (File No. 333-88179) herein incorporated by reference.
(3) Filed as an exhibit to our registration statement filed on October 30, 2001 (File No. 333-88179) herein incorporated by reference.
(4)      Filed herein.

                                   SIGNATURES


            In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing and authorizes this amendment number two to its registration statement on Form SB-1 to be signed on its behalf by the undersigned, on July 1, 2002.


                                          International Test Systems, Inc.


                                         /s/ Carey Birmingham
                                         ------------------------------------
                                             Carey Birmingham,
                                             Chief Executive Officer,
                                             President, Treasurer
                                             and Director

            In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

/s/ Carey Birmingham
------------------------------------
Carey Birmingham,
Chief Executive Officer,  President, Treasurer and Director
Dated: June 28, 2002

/s/ H. Youval Krigel
-------------------------------
H. Youval Krigel, Director
Dated: July 1, 2002


/s/ Alex H. Yount
----------------------------
Alex H. Yount, Director
Dated: July 1, 2002

INDEPENDENT AUDITORS REPORT


To the Board of Directors and Stockholders
  International Test Systems, Inc.
  San Antonio, Texas

We have audited the accompanying combined balance sheet of International Test Systems, Inc., as of December 31, 2001 and the related combined statements of expenses, stockholders' deficit, and cash flows for each of the two years then ended. These combined financial statements are the responsibility of ITS's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of International Test Systems, Inc. as of December 31, 2001 and the results of its operations and its cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States of America.


MALONE & BAILEY, PLLC
Houston, Texas
www.malone-bailey.com

April 2, 2002

                        INTERNATIONAL TEST SYSTEMS, INC.
                             COMBINED BALANCE SHEET
                             As of December 31, 2001


        ASSETS
Current Assets
    Cash                                                        $   2,124
    Accounts receivable                                               850
    Inventory                                                       3,204
    Account receivable from related party                             853
                                                                ---------
      Total Current Assets                                          7,031

Property and equipment, net of $21,353
    accumulated depreciation                                        8,332
                                                                ---------
    Total Assets                                                $  15,363
                                                                =========


        LIABILITIES
Current Liabilities
    Accounts payable                                            $  28,937
    Current portion of note payable                                   699
                                                                ---------
      Total Current Liabilities                                    29,636

Long term portion of note payable                                   1,818
                                                                ---------
    Total Liabilities                                              31,454


        STOCKHOLDERS' DEFICIT
Common stock, $.001 par, 20,000,000 shares
    authorized, 2,150,000 shares outstanding                        2,150
Additional paid in capital                                        810,260
Retained deficit                                                 (828,501)
                                                                ---------
    Total Stockholders' Deficit                                  ( 16,091)
                                                                ---------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                     $  15,363
                                                                =========

                        INTERNATIONAL TEST SYSTEMS, INC.
                         COMBINED STATEMENTS OF EXPENSES
                 For the Years Ended December 31, 2001 and 2000



                                                     2001          2000
                                                  ---------      ---------
Sales                                             $  12,907      $  55,582
Cost of sales                                         7,709         36,383
                                                  ---------      ---------
                                                      5,198         19,199

Selling expenses                                      4,922          3,529
General & administrative
  - paid in cash                                     85,085         82,870
  - paid in stock                                    39,850          7,500
Depreciation                                          3,867          3,092
                                                  ---------      ---------
Net loss from operations                           (128,526)       (77,792)


Interest expense                                   (  5,156)       ( 5,453)
                                                  ---------      ---------
Net loss                                          $(133,682)     $ (83,245)
                                                  =========      =========


Basic and diluted net loss per common share           $(.06)         $(.04)
Weighted average common shares outstanding        2,091,667      1,933,333

                        INTERNATIONAL TEST SYSTEMS, INC.
                   COMBINED STATEMENT OF STOCKHOLDERS' DEFICIT
                 For the Years Ended December 31, 2001 and 2000


                                                        Additional
                               Common Stock              Paid In          Net
                            Shares           $           Capital         Loss         Totals
                            ---------      ------        --------       ---------    ---------

Balances,
    December 31, 1999       1,475,000      $1,475        $609,512       $(611,574)   $   (587)

Shares issued for
    - cash                    500,000         500          49,500                       50,000
    - services                 75,000          75           7,425                        7,500

Contribution to capital
    by shareholder                                         21,250                       21,250

Net loss                                                                  (83,245)     (83,245)
                            ---------      ------        --------       ---------    ---------
Balances,
    December 31, 2000       2,050,000       2,050         687,687        (694,819)      (5,082)

Shares returned to ITS       (298,500)       (299)            299

Shares issued for
    - services                398,500         399          39,451                       39,850

Contribution to capital
    by shareholders                                        82,823                       82,823

Net loss                                                                 (133,682)    (133,682)
                            ---------      ------        --------       ---------    ---------
Balances,
    December 31, 2001       2,150,000      $2,150        $810,260       $(828,501)   $ (16,091)
                            =========      ======        ========       =========    =========

                        INTERNATIONAL TEST SYSTEMS, INC.
                        COMBINED STATEMENTS OF CASH FLOWS
                 For the Years Ended December 31, 2001 and 2000

                                                      2001          2000
                                                   ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                         $(133,682)    $ (83,245)
  Adjustments to reconcile net loss
      to cash used by operating activities:
    Stock issued for services                         39,850         7,500
    Depreciation                                       3,867         3,092
    Changes in:
        Accounts receivable                              219          (155)
        Inventory                                      2,757         6,114
        Accounts payable                                 832        (4,140)
                                                   ---------     ---------
NET CASH USED IN OPERATING ACTIVITIES                (86,157)      (70,834)
                                                   ---------     ---------
CASH FLOWS USED IN INVESTING ACTIVITIES
  Purchase of fixed assets                             (649)

CASH FLOWS FROM FINANCING ACTIVITIES
  Sales of common stock                                             50,000
  Shareholder contributions                           82,823        21,250
  Payments on note payable                              (659)         (130)
                                                   ---------     ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES             82,164        71,120
                                                   ---------     ---------
NET INCREASE (DECREASE) IN CASH                       (4,642)          286

CASH AT BEGINNING OF PERIOD                            6,766         6,480
                                                   ---------     ---------
CASH AT END OF PERIOD                              $   2,124     $   6,766
                                                   =========     =========

SUPPLEMENTAL DISCLOSURES:
  Interest paid                                    $   5,156     $   5,453


NONCASH ACTIVITIES:
  Purchase of a seller-financed fixed asset           (3,306)

                        INTERNATIONAL TEST SYSTEMS, INC.
                     COMBINED NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. Pensar Technologies, LLC ("Pensar") was formed as a Texas Limited Liability Company on April 20, 1995. International Test Systems, Inc. was originally formed in Texas on September 20, 1996. This Texas corporation was dissolved in Texas in September 1999 and separately incorporated in Delaware with all of the same assets and liabilities and substantially identical ownership on September 20, 1999. Both companies have had similar ownership since inception and both were combined legally by merger in May 2002. Thus, these combined financial statements are presented as if both companies have been a single entity since inception under the name International Test Systems, Inc. ("ITS").

ITS assembles and sells equipment used for testing printed circuit boards used in personal computers.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as certain financial statement disclosures. While management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from these estimates.

Cash Equivalents. Highly liquid investments with original maturities of three months or less are considered cash equivalents.

Revenue Recognition. Revenue is recognized when the earning process is complete and the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred upon shipment of the finished circuit board testing equipment.

Software included in the circuit board testing equipment is considered part of the equipment and the related sale. At the point of sale, the software does not require significant modification, customization or subsequent customer support. Product pricing includes the relevant software. A standard 3-year commercial warranty applies, and warranty claims on the limited sales to date are non-existent. Management does not believe significant warranty claims will arise in the future. No upgrades or enhancements are considered likely to sold equipment.

Inventories. Inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

Long-lived Assets.  Property and equipment are stated on the basis of historical
cost  less  accumulated   depreciation.   Depreciation  is  provided  using  the
straight-line method over the estimated useful lives of the assets.

Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. There were no impairment losses in 2001 or 2000.

Income taxes. ITS recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. ITS provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Earnings per Share. Basic earnings per share equals net earnings divided by weighted average shares outstanding during the year. Diluted earnings per share include the impact of common stock equivalents using the treasury stock method when the effect is dilutive. There were no common stock equivalents during 2001 or 2000.

Recently issued accounting pronouncements. ITS does not expect the adoption of recently issued accounting pronouncements to have a significant impact on ITS results of operations, financial position or cash flow.

NOTE 2 - ACCOUNTS RECEIVABLE RELATED PARTY

In 2001, ITS purchased two computers for one of its shareholders. The total price was $853 which that shareholder has agreed to reimburse.


NOTE 3 - PROPERTY AND EQUIPMENT

                                                       Estimated
                                                       Useful
                                                       Lives          2001
                                                       ---------    --------
         Furniture and fixtures                         5 years      $ 25,730
      Computers                                         3 years         3,955
                                                                     --------
                                                                       29,685
      Less:  accumulated depreciation                                 (21,353)
                                                                     --------
                                                                     $  8,332
                                                                     ========


NOTE 4 - NOTE PAYABLE

In August 2000, ITS purchased computer equipment and financed the purchase over a 48-month term bearing interest of 22.99% with monthly payments of $106. The note is collateralized by the computer equipment. The balance as of December 31, 2001 was $2,517, of which $699 is due in 2002, $950 in 2003, and $868 in 2004.

NOTE 5 - INCOME TAXES

ITS conducted significant operations through a sister company since inception through early 2002, as discussed in Note 1. That sister company was a Texas LLC and reported its results as a partnership, with net losses flowing through to the partners. Those net operating losses at the corporate level are summarized as follows:

                  Deferred tax assets                                $ 96,751
                  Less: valuation allowance                           (96,751)
                                                                     --------
                  Net deferred taxes                                 $      0
                                                                     ========

ITS has net operating losses of $284,563, and $190,731 at December 31, 2001, and 2000 respectively which each can be carried forward 20 years.

NOTE 6 - STOCK ISSUANCES

In February 2000, an officer and major shareholder ("Birmingham") purchased 250,000 shares of ITS common stock for $.10 per share for total proceeds of $25,000. In December 2000, Birmingham was issued 75,000 shares of ITS common stock for services provided to ITS valued at $.10 per share for a total value of $7,500. In 2000 and 2001, Birmingham contributed $21,250 and $67,823 respectively, to ITS to fund ongoing operations.

In February 2000, another major shareholder ("Unifund") purchased 250,000 shares of ITS common stock for $.10 per share for total proceeds of $25,000. In January 2001, Unifund contributed $15,000 to ITS to fund ongoing operations. In July 2001, Unifund returned 298,500 shares of ITS common stock to ITS. ITS then issued 398,500 shares of common stock to several individuals for services provided to ITS. The services were valued at $.10 per share for a total value of $39,850.

NOTE 7 - OFFICE LEASE

ITS's previous office lease expired in 2001. In January 2002, ITS entered into a new three year office lease with a related party for $250 per month which expires on December 31, 2004. ITS incurred rent expense of $5,400 and $4,995 in 2001 and 2000, respectively. Future minimum lease payments are $3,000 per year in each of 2002, 2003, and 2004.

NOTE 8 - MAJOR CUSTOMERS

Three customers each accounted for 1/3 of 2001 sales. Two different customers accounted for 42% and 18% of 2000 sales. No other customer and no vendors accounted for as much as 10% of sales or purchases.

                        INTERNATIONAL TEST SYSTEMS, INC.
                             COMBINED BALANCE SHEET
                              As of March 31, 2002


        ASSETS
Current Assets
    Cash                                                     $   1,246
    Accounts receivable                                          3,432
    Inventory                                                    3,361
    Accounts receivable from related party                         853
                                                             ---------
      Total Current Assets                                       8,892

Property and equipment, net of $22,374
    accumulated depreciation                                     7,311
                                                             ---------
    Total Assets                                             $  16,203
                                                             =========


        LIABILITIES
Current Liabilities
    Accounts payable                                         $  30,386
    Accounts payable to related party                            4,308
    Current portion of note payable                                679
                                                             ---------
      Total Current Liabilities                                 35,373

Long term portion of note payable                                1,600
Note payable to related party                                   11,500
                                                             ---------
    Total Liabilities                                           48,473
                                                             ---------

        STOCKHOLDERS' DEFICIT
Common stock, $.001 par, 20,000,000 shares
    authorized, 2,150,000 shares outstanding                     2,150
Additional paid in capital                                     816,260
Retained deficit                                              (850,680)
                                                             ---------
    Total Stockholders' Deficit                                (32,270)
                                                             ---------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                  $  16,203
                                                             =========

                        INTERNATIONAL TEST SYSTEMS, INC.
                         COMBINED STATEMENTS OF EXPENSES
               For the Three Months Ended March 31, 2002 and 2001



                                                   2002                 2001
                                                 ---------           ---------
Sales                                            $   1,342
Rental income                                        2,000
Cost of sales                                         (429)
                                                 ---------
                                                     2,913

Selling expenses                                       333           $     209
General & administrative                            22,783              13,672
Depreciation                                         1,021                 966
                                                 ---------           ---------
Net loss from operations                           (21,224)            (14,847)

Other income                                           148
Interest expense                                   ( 1,103)             (1,705)
                                                 ---------           ---------
Net loss                                         $ (22,179)          $ (16,552)
                                                 =========           =========


Basic and diluted net loss per common share          $(.01)              $(.01)
Weighted average common shares outstanding       2,150,000           2,050,000

                        INTERNATIONAL TEST SYSTEMS, INC.
                        COMBINED STATEMENTS OF CASH FLOWS
               For the Three Months Ended March 31, 2002 and 2001

                                                      2002              2001
                                                    ---------         ---------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                       $ (22,179)        $ (16,552)
    Adjustments to reconcile net loss
       to cash used by operating activities:
       Depreciation                                    1,021               966
       Changes in:
          Accounts receivable                         (2,583)            1,659
          Inventory                                     (157)           (1,393)
          Accounts payable                             1,450               879
          Accounts payable to related party            4,308
                                                    ---------         ---------
NET CASH USED IN OPERATING ACTIVITIES                (18,140)          (14,441)
                                                    ---------         ---------

CASH FLOWS FROM FINANCING ACTIVITIES
    Sales of common stock
    Shareholder contributions                          6,000            24,500
    Proceeds from note payable to related party       11,500
    Payments on note payable                            (238)             (186)
                                                    ---------         ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES             17,262            24,314
                                                    ---------         ---------
NET INCREASE (DECREASE) IN CASH                         (878)            9,873

CASH AT BEGINNING OF PERIOD                            2,124             6,766
                                                    ---------         ---------
CASH AT END OF PERIOD                               $  1,246         $  16,639
                                                    =========         =========

SUPPLEMENTAL DISCLOSURES:
  Interest paid                                     $  1,103         $   1,705

                        INTERNATIONAL TEST SYSTEMS, INC.
                     COMBINED NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of International Test Systems, Inc., a Delaware corporation ("ITS"), have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in the Company's latest Annual Report filed with the SEC on Form SB-2. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year 2001 as reported in Form SB-2, have been omitted.

NOTE 2 - NOTE PAYABLE TO RELATED PARTY

In March 2002 ITS entered into a line of credit agreement with a major shareholder. The agreement provides for a $25,000 line of credit available to ITS as needed. Unpaid principal and interest bear an interest rate of 8%, with interest due on the fifteenth of each month. The entire unpaid principal and interest is due on December 31, 2003.

NOTE 3 - RENTAL INCOME

Rental income consists of income paid by third parties that are renting testing equipment.

NOTE 4 - BUSINESS COMBINATION

ITS and Pensar Technologies, LLC ("Pensar") were combined under an asset purchase agreement between the two on May 1, 2002. As discussed in Note 1 to the December 31, 2001 audited statements, these two entities have been under common control since 1996 and have been presented as a single entity since that time.